2/17


06013518

82- SUBMISSIONS FACING SHEET



Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Pricer AB

*CURRENT ADDRESS: Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
MAY 18 2006
THOMSON FINANCIAL

FILE NO. 82- 4723 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: EBS

DAT : 5/17/06

2004
ANNUAL REPORT





PRICER

Contents

All values are expressed in Swedish kronor. Thousands are abbreviated as SEK 000s, millions as SEK M and billions as SEK bn. The figures in brackets refer to 2003 or the corresponding period of the previous year, unless otherwise specified. Information about the market data and competitive situation is based on Pricer's own assessments, unless a specific source is named.

This English version of the Annual report is a translation of the Swedish. In the event of discrepancies between the Swedish and the English Annual Report, the formulation in the Swedish version shall have precedence.

Facts about Pricer

- Pricer is a provider of electronic price and information systems, known as ESL (Electronic Shelf Label), that significantly increase consumer benefit and optimise efficiency and profitability in the retail industry.
- The wireless communication used in the ESL system is based on infrared technology (IR), known for its high reliability and performance.
- The primary target group is the retail industry, with a focus on grocery retailing.
- Pricer is the world-leading ESL supplier, with a market share of around 34 per cent measured in the number of installed labels.
- The prioritised markets are Japan, Europe and the USA.
- In-house product development is a strategic competency for Pricer, and is conducted in the Parent Company and the subsidiaries PIER AB and Appulse Ltd. Manufacturing is outsourced to qualified international subcontractors.
- Pricer, founded in 1991 in Sweden, has been quoted on the O list of the Stockholm Stock Exchange since 1996. The number of shareholders is approximately 29,500, with the five largest accounting for approximately 25 per cent of the number of votes on 31 December 2004.
- At the end of 2004 the group had 99 employees, of whom 44 worked in the partly-owned subsidiaries.



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Highlights of 2004

- Sales more than tripled over 2003 and Pricer further consolidated its market-leading position.
- Japan's largest retailer, Ito-Yokado, placed an order with Ishida to install Pricer's ESL system in 170 of its stores, which will be the largest ESL rollout outside Europe.
- Pricer won an order from Europe's largest retail chain, Carrefour, to install ESL systems in 42 of its hypermarkets in the Paris area as well as selected stores in Belgium, Italy and Spain. The order is worth MSEK 99, of which the bulk was installed during 2004.
- IBM and Pricer signed a partnership agreement for the US market, which will give Pricer better access to the US mass retail segment. This has resulted in a strategically important pilot order from one of the country's largest retail chains.
- 2004 saw the launch of the HC Continuum product family and a new java-based platform, C^2, which is integratable with new wireless technologies.
- The Pricer share rose 171 per cent during the year and qualified for quotation on the Attract 40 list with effect from 1 January 2005.
- A comprehensive quality project, covering the company's processes throughout the value chain, was implemented and will be completed during 2005.

Key ratios	2004	2003	Change
Net sales, SEK M	227.2	62.0	266.5%
Gross profit, SEK M	30.3	13.8	119.6%
Gross margin, %	13.3	22.3	–9.0
Operating result, SEK M	–52.0	–54.9	5.3%
Net result for the year, SEK M	–49.5	–52.4	5.5%
Earnings per share, SEK	–0.10	–0.15	33.3%
Equity ratio, %	61	70	–9.0

Net sales and gross profit



SEK M
SEK M
250
200
150
100
50
0
35
30
25
20
15
10
5
0
2001
2002
2003
2004
Net sales (left scale)
Gross profit (right scale)

Pricer leading the way

Looking back on 2004 I would like to highlight Pricer's successes in a geographical market that is little known by many of Pricer's shareholders, and which provides a slightly different perspective on the discussion about when the definitive breakthrough for electronic price labelling will arrive. In this market, Pricer has more than 50 customers with names most Swedes have never heard of – Izumiya, Matsuya, Seiyu and Inageya.

The customers are both large and small. Most recently one of the country's leading retailers, Ito-Yokado, placed an order with Ishida to equip 170 of its stores with Pricer's ESL system. Pricer installs an average of four systems per week here, where the total market for ESL is growing steadily, there is a greater acceptance of new technology and retailers have recognised the competitive value of efficient price labelling.

I am naturally talking about Japan. With the new order from Ito-Yokado, Pricer took the leading position in Japan, the world's most advanced and sophisticated market for retail technology.

"In my eyes it is a major accomplishment that Pricer has become a highly respected industrial supplier in this fiercely competitive market."

In my eyes it is a major accomplishment that Pricer has become a highly respected industrial supplier in this fiercely competitive market. It is very rewarding to be the leader in a maturing market which not only realises the advantages of electronic price labelling but also places rigorous demands on precision and quality. All the ingredients are in place for a sound and healthy market – customers, demand, competition and industrial suppliers.

The major contract from French retail giant Carrefour was an event of at least equal magnitude as our successes in Japan. The Carrefour deal was significant in many ways. First and foremost, it confirmed that the aggressively competitive retail industry needs electronic pricing to optimise its efficiency. That the world's second largest retail group was convinced of ESL's customer benefits, after exhaustive analysis and testing, is a powerful message to all other chains considering investment in new technology. There is good reason to believe that Carrefour's example will contribute to growth in the ESL industry.

For Pricer, the SEK 99 M order from Carrefour was ample proof that our ESL system is competitive. Pricer was chosen after an extremely rigorous evaluation process in which the technological platform, performance, price and other parameters were weighed together. For other retailers considering similar procurements, Pricer's installation for Carrefour will serve as an important reference.

Pricer has taken the lead in a growing market. But it is one thing to sell, and quite another to manufacture and deliver over 2.6 million labels to a single customer in the span of a couple of months, more than the total number delivered in 2003. It has been clearly demonstrated that our business model, where we handle development and sales directly but outsource all manufacturing to external subcontractors, has functioned superbly. Together with our manufacturing partners we succeeded in quickly scaling up our production to entirely new levels. This bodes well for the continued growth we anticipate in the ESL market over the next few years.

"Our manufacturing partners succeeded in quickly scaling up production to entirely new levels."

Japan and Europe are two of Pricer's three primary markets. In the third market, the USA, we are making inroads and have now gained foothold with pilot installations for key potential customers and commercial deliveries to the enormous Costco Wholesale chain, among others. For the past year Pricer has had a local presence in the US since the opening of an office in New York. We are noting that ESL systems as a strategic tool are arousing interest among major players in this, the world's largest, retail market. Thanks to the advances made in 2004, we have entered the new year with an excellent vantage point in all three main markets.

In both Japan and the US, we are devoting our energy to strengthening the collaboration with our local partners. By building partnerships with strong brand suppliers in the domestic markets, we can reach out to a significantly higher number of potential customers than would be possible on our own, given Pricer's relatively compact organisation.

Our partner Ishida has played a prominent role in Pricer's ongoing success in Japan, most recently through the sell-in process preceding the large-scale rollout for Ito-Yokado. We are also benefiting from Ishida's in-depth knowledge of the Japanese retail market and its specific needs through our joint development company PIER. In the US we have gained a new partner in IBM, which has joined forces with Pricer to break into the country's tier 1 retail segment. Our partner in the US market since the end of 2003, StoreNext, has made valuable headway, particularly in Connecticut, and has generated many prospective customers for our new products.

"Pricer's prospects have never been better."

The year's successes in our prioritised markets brought Pricer's production and delivery volumes to whole new levels. In 2004 we tripled our sales to nearly a quarter of a billion





kronor, saw order intake rise to an impressive SEK 180 M and delivered nearly as many labels as in all earlier years combined since the company's formation. Both operating result and earnings per share improved in the past year.

The ESL market is definitely established, but since market penetration is still only around one per cent, it is too early to talk about any real breakthrough for electronic price labelling.

Despite exceptions such as Japan and France, the global ESL market is still in its infancy. A number of suppliers are vying for an increasing, but still insufficient, number of orders that are often won with razor-thin margins.

Pricer has grown at the expense of gross margins, a deliberate choice based on an awareness that the market is not yet prepared to pay full price for our products. During a transitional period, we have accepted narrow margins as a means for accelerating development of the ESL market. One consequence of this is that we are unlikely to see a positive cash flow in the second half of 2005, a fact that has motivated our decision to strengthen finances by raising SEK 93 M before issue expenses through a guaranteed rights issue. With this capital infusion we can exploit the opportunities for continued growth in the ESL industry and make the right long-term decisions for the company.

"Our successes in 2004 brought Pricer's market share up to 45 per cent."

I personally believe that high-tech systems such as Pricer's ESL will eventually command the prices they deserve as market prices stabilise. When retailers fully grasp the potential of ESL to create customer benefits, reduce the cost of price labelling, raise the service level and achieve a potential payback on investment within only two years – there will be room to improve the price level and profit.

Due to considerable uncertainty regarding market demand and price growth in 2005, it is not meaningful to make any earnings forecast for 2005.

Nevertheless, my key tasks in 2005 will be to continue pursuing our expansion strategy and striving for higher margins. Pricer is engaged in several projects aimed a cutting the cost per system and unit. Our development activities have already resulted in a new feature-rich ESL platform offering advanced functions to further boost efficiency and competitiveness in the retail trade. We will also continue our intensive efforts to reduce manufacturing costs.

Pricer's prospects have never been better. We have effectively demonstrated our ability not only to win major orders from demanding customers, but also to deliver quality and precision. We have a number of highly skilled partners who are helping us to penetrate the prioritised markets. In 2005 we will launch a new generation of products that will further strengthen our competitiveness. The organisation has been focused and streamlined and our competency enhanced in all core functions. Pricer has made the shift from development company to commercially viable provider of high-tech products and expertise.

Our successes in 2004 brought Pricer's share of the year's installations up to 45 per cent, placing us first in the ESL market. Pricer now occupies the pole position as we compete for new orders in a growing international market.

Jan Forssjö
CEO, Pricer

Strong growth for the Pricer share

The Pricer class B share has been quoted on the O list of the Stockholm Stock Exchange (SSE) since 1996. A trading block consists of 10,000 shares.

Pricer's share capital at 31 December 2004 amounted to SEK 56.0 M. The total number of shares was 560,434,841, consisting of 2,306,312 class A shares and 558,128,529 class B shares, all with a par value of SEK 0.10. Each class A share grants five votes and each class B share one vote. All shares confer equal rights to the company's assets and profits. The Articles of Association permit the conversion of A shares into B shares at the request of holders of A shares.

In February 2005 the Board of Pricer decided to carry out a new share issue with preferential rights for the shareholders. The decision is conditional on the approval of the Annual General Meeting on 15 April 2005. The issue is fully underwritten and will provide the company with proceeds of SEK 93 M before issue expenses.

To enhance the accessibility of the Pricer share for US investors, an ADR (American depository receipt) programme has been available through the Bank of New York. This means that the class B share is available as a depository receipt in the US, without a formal stock market listing. Each ADR corresponds to one class B share.

Trading and price trend in 2004

In 2004 the share price rose by 171 per cent from SEK 0.48 to SEK 1.30. Over the same period, the Affärsvärlden General Index increased by 17 per cent. The year's highest closing price of SEK 1.91 was quoted on 19 January and the lowest of SEK 0.55 on 8 January. Market capitalisation on 31 December 2004 was SEK 729 M.

The share was actively traded in 2004 and qualified Pricer for placement on the SSE Attract 40 list as of 1 January 2005. The trading volume for the full year 2004 amounted to 1,090,584,157 shares for a combined value of SEK 1,643 M, equal to an average daily volume of 4,310,609 shares worth a combined SEK 6,495 thousand. The turnover rate for the year was 244 per cent. The average turnover rate on the SSE O list during 2004 was 82 per cent. The number of trades for the full year was 59,725, equal to a daily average of 236 trades. Trades were made every day.

Dividend

Pricer has not paid any dividends since its formation, and does not plan to do so until the company has reached stable profitability.

Warrants

The following table shows the subscription warrants outstanding per January 2005.

Programme	Expiration date	No. of shares	Exercise price
T07B	30 April 2005	3,000,000	SEK 1.80

The warrant programme T07B that was directed to all employees and certain other key individuals in 2002 grants the right to subscribe for new class B shares at an exercise price of SEK 1.80 each during the period ending 30 April 2005.

Upon full subscription of the warrant programme T07B, the number of shares will be increased by a maximum of 3,000,000 to a total of 563,434,841 shares. The maximum dilution effect would then be 0.5 per cent of the share capital and 0.5 per cent of the votes.

Pricer's warrant programme TO8B with an exercise price of SEK 0.50 expired on 11 June 2004, at which time 108,564,576 of the total 110,760,016 warrants has been utilised, equal to a subscription rate of around 98 per cent. The company raised proceeds of SEK 54.3 M.

The subscription period for the warrant programmes TO5B and 1997/2004, with exercise prices of SEK 4.27 and USD 5.73, respectively, also expired in 2004. No new shares were subscribed for under these programmes.

Ownership structure

The number of shareholders on 31 December 2004 was 29,534. The ten largest shareholders held 30 per cent of the number of shares and 31 per cent of the votes. Legal entities held 47 per cent of the number of shares and 48 per cent of the votes, while foreign shareholders held 23 per cent of the shares and around 22 per cent of the votes.

Ownership structure, 31 December 2004

No. of shares	No. of shareholders	% of shareholders	No. of shares	% of equity	% of votes
1– 1,000	9,148	31.0	4,663,082	0.8	0.8
1,001– 10,000	15,139	51.3	64,677,408	11.5	11.4
10,001–100,000	4,742	16.1	141,942,573	25.3	25.0
100,001–	505	1.7	349,151,778	62.3	62.8
Total	**29,534**	**100.0**	**560,434,841**	**100.0**	**100.0**

Source: VPC, direct and nominee-registered holdings.

Shareholder categories, 31 December 2004



Foreign shareholders 1%
Legal entities 3%
Physical persons 96%

Total yield on the Pricer share 2000–2004



SEK
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
000s
500,000
400,000
300,000
200,000
100,000
0
2000
2001
2002
2003
2004
Pricer
AFGX
No. of shares traded
Source: SIX/Hallvarsson&Halvarsson

Major shareholders, 31 December 2004

Name	A shares	B shares	No. of shares	% of votes	% of capital
Grimaldi, Salvatore and company	2,110,600	75,829,771	77,940,371	15.17	13.91
Egeria B.V	0	18,220,500	18,220,500	3.20	3.25
DNB NOR Bank ASA	0	15,547,415	15,547,415	2.73	2.77
Danielsson, Erik and company	5,167	14,224,451	14,229,618	2.50	2.54
Christiania Securities ASA	0	11,758,000	11,758,000	2.06	2.1
Victory Life & Pension Assurance Co	0	8,058,607	8,058,607	1.41	1.44
Swedbank Luxembourg S.A.	0	6,563,997	6,563,997	1.15	1.17
ES-Wani Prospek-tering AB	0	6,500,000	6,500,000	1.14	1.16
Akelius Insurance Public Ltd.	0	5,397,939	5,397,939	0.95	0.96
Nordea Bank AB (Publ), Group Control/ GCC Contro	0	4,890,000	4,890,000	0.86	0.87
Others	190,545	391,137,849	391,328,394	68.83	69.83
Total	**2,306,312**	**558,128,529**	**560,434,841**	**100.00**	**100.00**

Source: VPC, direct and nominee-registered holdings.

Data per share, 2000–2004

SEK per share	2004	2003	2002	2001	2000
Earnings	–0.10	–0.15	–0.15	–0.18	–1.22
Dividend	–	–	–	–	–
Shareholders' equity	0.16	0.18	0.25	0.17	0.36
Cash flow	–0.05	–0.01	–0.01	–0.42	0.17
P/S ratio	3.21	2.60	2.19	10.69	5.19
Adjusted for full conversion of warrants:					
Earnings	–0.10	–0.15	–0.15	–0.18	–1.22
Shareholders' equity	0.16	0.24	0.25	0.17	0.36
Cash flow	–0.05	–0.01	–0.01	–0.42	0.17
P/S ratio	3.21	3.50	2.41	10.86	5.28
Share price:					
year high	1.91	0.76	1.68	2.47	4.17
year low	0.55	0.43	0.44	1.14	1.28
closing rate	1.30	0.48	0.54	1.63	1.80
No. of shares on 31 Dec., 000s	560,435	451,870	332,233	238,559	238,559
Market capitalisation on 31 Dec., SEK M	729	217	179	389	430
Average number of shares, 000s	512,485	335,479	299,896	238,559	238,559
Share price on 31 Dec./ shareholders' equity, %	813	253	219	950	506

Share capital development, 2000–2004

Year		Increase in no. of shares	Total no. of shares	Change in[1] share capital, SEK M	Total share capital, SEK M
2000	Reduction of share capital	–	238,558,985	–238.5	238.6
2001	Reduction of share capital	–	238,558,985	–214.7	23.9
2002	New issue	93,673,594	332,232,579	9.4	33.2
2003	New issue [2]	119,637,686	451,870,265	12.0	45.2
2004	New issue through exercise of warrants TO8B	108,564,576	560,434,841	10.9	56.0

[1] In the past three years, new shares issues were carried out in March 2002 with a subscription price of SEK 1.15 per share and in November 2003 with a subscription price of SEK 0.50 per share.

[2] The shares were registered with VPC in February 2004.

Strategy for growth and profitability

Business concept

Pricer is a provider of complete and integrated IT solutions consisting of electronic price and information systems, known as ESL (Electronic Shelf Label). The Pricer system, made up of electronic labels with the related wireless communication infrastructure and software, is designed to signficantly increase customer benefit and optimise efficiency and profitability in the retail industry.

Vision

From the position of market leadership, Pricer's vision is to provide retailers with attractive, innovative and high-quality solutions and tools for real-time pricing and communication. Pricer aims to actively support the retail industry in order to:

- Enhance profitability.
- Improve customer benefit.
- Increase customer inflows and the shopping experience.
- Raise efficiency and price integrity.

In addition, Pricer actively pursues close cooperation with customers as a means for optimising added value and business opportunities.

Goals

Pricer's overall goals are to:

- Strengthen Pricer's position as a leading player in the market through high-quality and customer-adapted systems.
- Attain sustainable profitability. A first step in this direction will be to achieve a positive cash flow during 2006 at the latest.

Strategy

- Concentration on customer benefit in product development, manufacturing and sales. By working in close collaboration with customers, it is possible to identify their needs and create the conditions for delivering added value. At the same time, this collaboration provides valuable knowledge for Pricer's ongoing product development.
- Development of total customer solutions. Pricer's commitment to its customers does not end with installation but continues throughout the useful life of the system, thus increasing customer benefit and giving the company scope for continuous add-on sales. The customer offering includes needs analysis, installation, technical service, maintenance and future upgrades.
- Focus on customers based in Japan, Europe and the US. Pricer has identified these three markets as having the highest potential and acceptance of ESL systems in a short-term perspective. In the long term, with a growing global market, Pricer's marketing and sales activities will be extended to potential new growth regions.
- Partnerships in sales and marketing. By collaborating with selected local partners in prioritised markets, Pricer can reach out to potential customers. The partnering strategy is flexible and customers in certain markets are served directly by Pricer, both according to their preference and in line with Pricer's ambition to establish close customer relationships.
- External manufacturing of all hardware used in Pricer's systems. The decisive factor in selecting manufacturing partners is that they have a scalable production structure capable of delivering substantial volumes with high and consistent quality.
- Focus on a professional organisation. Pricer's hiring policy is aimed at strengthening the company's expertise in all areas and thereby ensuring the capacity to defend and advance its market-leading position in the ESL industry.
- Prioritisation of growth. Pricer has deemed it crucial to secure a leading position in the underpenetrated market for ESL, and the company has therefore adopted a short-term growth strategy characterised by weak margins. A future market with balanced supply and demand will offer the conditions for improved margins.

A growing need for process efficiency

Pricer operates in an international market where its primary target group is the retail industry, with a focus on grocery retailing. The company's key markets are Japan, Europe and the US.

Grocery retailing

The grocery retail trade is characterised by a large number of products in stock, fast-moving goods and the use of frequent price changes as a competitive tool.

In recent years grocery retailing has undergone extensive consolidation and this trend is continuing, albeit at a more moderate pace. Major chains like Wal-Mart, Carrefour, Tesco and Metro have expanded both nationally and internationally through acquisitions, alliances and the opening of new stores.

Concentration of the industry is also being driven by increasingly stiff competition, narrow margins and a resulting quest for scale economies, causing a powerful inward focus on process efficiencies. Systems capable of seamlessly coordinating the various links along the chain from producer to end-customer are increasingly vital, and an active pricing policy has become a strategic tool for strengthening margins and profitability in the industry. There is a growing demand for specialised solutions with a direct impact on the bottom line, a need satisfied by Pricer's solution for efficient price labelling that can reduce total personnel costs, boost sales and improve customer service.

The largest chains are leading the way and acting as forerunners when it comes to installation of ESL systems. Both new stores and old ones looking to upgrade and modernise are therefore investing in ESL systems. Retailers are also recognising the future potential of ESL to handle large volumes of data, other than price, as a means for enhancing productivity in day-to-day tasks at the store level. Smaller retail organisations need to find their place in this new reality, and adopt the ways of the big players.

ESL market

Pricer estimates the total available market for ESL labels at 6–10 billion units in the grocery sector alone. Measuring market share on the basis of system installations is not optimal, since there is a huge difference between a hypermarket with 70,000 labels and a convenience store with only 4,000. And although two labels can also differ widely in functionality, size and price, this metric provides a relatively accurate picture of market share and growth. Pricer therefore bases its estimates on the number of labels.

Fast-growing interest in ESL systems is also proof that this market is gaining momentum and that the global potential is significant. Pricer estimates that five million labels were manufactured in the entire ESL industry during 2002. By 2003 this number had risen to six million and the projected figure for 2004 is 12 million, with Pricer accounting for around 45 per cent of all ESL installations. Pricer estimates the total number of ESL labels installed globally at 34 million.

Retail pricing strategies can vary due to factors such as cultural and economic differences, which also tend to influence acceptance of ESL. In markets with severe price pressure, retailers have few options for maintaining margins other than cost-cutting and workflow automation.



From a consumer standpoint, the key advantage of the ESL system is the security of knowing that the checkout price is the same as the shelf price on which the buying decision is based.

Development of the ESL market


Millions
50
40
30
20
10
0
2000 2001 2002 2003 2004
Cumulative number of installed labels

The Japanese retail industry, where grocery retailing is dominated by small stores with very high sales per square meter, is the world-leader in terms of technology. Exacting consumer demands on product freshness mean that most stores receive deliveries several times per day. As a result, Japanese stores tend to use more active pricing, and commonly mark down prices on perishable items that are not sold immediately. Another national trait is a high sensitivity to price errors, which the Japanese tend to regard as dishonourable and even immoral. IR is the favoured technology for in-store solutions due to Japanese restrictions on the use of radio frequency.

France is the European country where ESL has made the greatest inroads, followed by Belgium. These markets are characterised by bitter price competition accompanied by aggressive cost-cutting and rationalisation. Several French chains have deployed ESL systems, supplied in severe competition between Pricer and other suppliers. Pricer has a large number of systems installed in the Nordic and German markets, although development in these countries has now slowed relative to other markets.

Given its status as the world's largest retail market, trends in the US are of major interest to Pricer. ESL acceptance in the US remains comparatively low, but ongoing consolidation of the industry, where already massive megachains like Kroger, Albertson's, Safeway, Wal-Mart and Royal Ahold are growing still larger, is expected to create stronger incentives for retail automation, including ESL. The passing of legislation in certain states to come to terms with the all too common price discrepancies between shelf and checkout is also expected to promote the adoption of ESL systems in the US retail industry. In Connecticut, the first state to enact a law against incorrect pricing, this has accelerated the transition to automated pricing processes. Other states are expected to follow suit, and this step has also gained recent attention in Europe.

Customers

Pricer has a total of 11.5 million labels installed in 700 stores, primarily in Japan, Germany and the Nordic countries. Pricer's customers include Carrefour and E. Leclerc in France, Metro Cash&Carry and Edeka in Germany, Ito-Yokado, Summit and Maruetsu in Japan, Costco Wholesale and Geissler in the US, and ICA and KF in Sweden.

Carrefour is the number one grocery retailer in Europe and the second largest worldwide, with more than 10,000 stores in approximately 30 countries and annual sales of more than SEK 650 billion. Metro is Europe's third largest retail chain, with 240,000 employees worldwide and annual sales of around SEK 500 billion, of which nearly half is generated outside Germany. Ito-Yokado, Japan's leading retail chain, is active and well established in most parts of the world through its more than 17,000 stores, including the well known Oshman's, Robinson's and Denny's chains and the majority of 7-Eleven stores.

Pricer has noted two strategic trends among its customers. The first is a focus on streamlining the supply chain, and the second is enhancement of the customer buying experience through extensive use of in-store sales promotion. In both cases, correct information on the shelf edge is a critical feature. For these players, ESL is already an accepted, mainstay tool for streamlining workflows and adding customer value.

Geographical spread of Pricer's more than 700 installations


Other 3%
Rest of Europe 6%
USA 2%
Japan 39%
France 7%
Nordic countries 15%
Germany 28%

Pricer's store installations, cumulative


Number
800
600
400
200
0
2002
2003
2004

Key events in 2004

- Japan's largest retailer Ito-Yokado decided to equip more than 170 of its stores with the Pricer system. The installation will be the largest ESL rollout outside Europe to date.
- Order worth SEK 99 M from the French retail giant Carrefour to equip its 42 hypermarkets in the Paris zone, and certain stores in Belgium, Spain and Italy, with ESL systems. The deal was closed after a year of rigorous system evaluations and trials.
- Agreement with IBM in the US for collaboration in marketing and support of Pricer's systems for selected high-profile customers in the retail industry. One of the US's largest retail chains placed a strategically important pilot order.

Pricer fastest growing of ESL suppliers

Competition is fierce in the expanding ESL market, where Pricer's foremost competitors are Eldat, SES and NCR. Pricer has a market share of around 34 per cent, measured in the number of installed labels, followed by Eldat and SES with around 24 per cent each and NCR with roughly 9 per cent. In North America there are numerous systems in operation whose supplier have essentially discontinued these operations. Pricer has a global presence, in contrast to the other players who concentrate on one or two local markets. There are two main competing technologies currently in use, infrared light (IR) and radio frequency (RF).

Eldat is an Israeli-based company that primarily caters to the European and Japanese markets. Eldat's system is based on infrared (IR) technology and two-way wireless communication.

SES, a French company, uses low frequency RF technology and one-way communication, a less sophisticated type of ESL than that used in Pricer's system. SES is active mainly in its home market, France.

US-based NCR, which is listed on NYSE, provides hardware, software, services and supplies for retail automation, such as Point-Of-Sale (POS) systems, scanners and warehousing systems, including ESL solutions. In the ESL segment, NCR is primarily active in North America.

A varied offering

The products offered by these four ESL suppliers differ in several respects, including transmission technology and capacity, battery lifetime, one- or two-way communication, compatibility with other POS systems, scalability, installation process, customer service, control and reporting functions, label design and adaptability. Pricer's system stands out favourably in comparison with those provided by its competitors. In tests of the competing systems by numerous customers in Japan, Europe and the US, Pricer's system has been found superior.


PURETÉ THERM
DEMAQUILLANT
VIC
PURETÉ THE

Pharmacies are a growing customer segment for ESL systems in Europe.

Market shares


Others 9%
NCR 9%
Pricer 34%
Eldat 24%
SES 24%

ESL market share per technology


RF – low frequency 32%
IR – infrared light 59%
RF – high frequency 9%

Correct information on the shelf edge

Pricer's ESL system is a total solution for electronic retail price labelling and information. The system is made up of electronic labels with the related wireless communication infrastructure and software. Pricer's products are technologically advanced and offer excellent operating reliability and performance.

In response to an increasingly urgent need for process automation and electronic price labelling, the majority of mass retailers are pursuing explicit automation strategies to achieve operating efficiencies and maintain or increase their profitability. One important advantage is to eliminate tedious and labour-intensive manual price labelling, but also to reduce the interruptions and losses that arise when the shelf edge shows one price and the checkout another.

Efficiency and revenue gains

The advantages of ESL systems to retailers can be summarised in the following points:

Simple price changes satisfy the retail industry's demand to use pricing as a competitive tool, a context where automated systems save both time and money while eliminating tedious work and freeing up store personnel for more service-oriented and stimulating tasks.

Differentiated pricing in the form of precisely timed price campaigns is facilitated. Various price scenarios can be modelled for different customer groups, at both the independent store level or centralised campaigns for entire retail chains.

With the market's highest transmission capacity, the Pricer system can meet the retail industry's rising demand for fast and frequent transmission of both text and graphics.

Price integrity is an area subject to widespread and unnecessary problems in the retail industry. Statistics show that between three and ten per cent of all price changes are not carried through to the shelf edge, which is a source of annoyance for both store owners and customers, as well as a drain on finances.

Price optimisation, a tool that has been widely used in other sectors for many years, is the practice of always selling goods at the optimum price relative to demand as a means for maximising sales and revenue growth. ESL systems are critical in enabling the implementation of this type of tool in grocery retailing. The key benefit of a price optimisation strategy is the potential to improve margins by several percentage points, which is significant in an industry where narrow margins are a pervasive problem.

Stock control and space management simplify the process of filling shelves and ordering new stock. Pricer's ESL system enables store personnel to check stock levels, re-order points, delivery dates and stacking space on the shelf.

Merchandising is reinforced by informative shelf labels displaying appealing product information and well known brand logos.

Modern and flexible technology

Pricer plays an active role in development of the retail trade through close collaboration with its customers and by continuously updating its products. As a result, Pricer now has a modern technical platform with the market's leading and most effective and reliable system, which also offers potential for ongoing development and a number of customised solutions.

Pricer's system is based on infrared (IR) technology, which offers much higher broadcast transmission capacity than the competing radio frequency (RF) solutions and is perfectly compatible with other RF systems in the store. Pricer's system has a capacity of over 50,000 changes per hour, which is faster than any other ESL system. Radio frequency has the additional drawback that its use is subject to government restrictions in certain markets.

The two-way communication link in Pricer's system confirms that the label has received the desired information update. This provides a basis for reporting and analysis of price changes and makes it easier for staff to locate a specific label in the store. Shelf labels in a radio-based system have weaker response signals than those in an IR system with two-way communication.

Another of Pricer's strengths lies in its ability to flexibly adapt to customer-specific needs. Furthermore, after initial installation of the software, base stations, infrastructure and labels, Pricer can assist customers with maintenance, training of in-house support staff and firsthand support directly from Pricer or its partners. Because the system is scalable, retailers can begin by installing labels in certain sections and later expand to cover the entire store. Older POS systems can also be integrated with the help of custom interfaces.

One central component and competitive advantage of Pricer's offering is access to an Automatic Labelling and Addressing Machine (ALAM). ALAM is a robotic system that automatically prints overlay labels bearing product information such as name, weight and country of origin, which are then adhered to the electronic shelf labels. Pricer's ability to automate this process provides a valuable competitive edge in procurements, and was a strong argument in closing the deal with Carrefour since it significantly simplifies and accelerates installation.

The Pricer system

Pricer's ESL system is based on the use of in-house developed software and hardware which together automate price and information updates in the store. Before the advent of ESL, these changes had to be carried out manually. With the Pricer system, price changes are made instantaneously at the checkout and shelf label, guaranteeing 100% price accuracy. The system is structured as shown in the picture and is made up of the following components:

Labels

Pricer offers a wide range of electronic label formats (1) for different purposes, for example on shelf edges of varying sizes, on fresh or frozen foods. The labels can both transmit and receive information using infrared light signals. Aside from various price scenarios, the labels can display information on price per unit, which is required by law in many countries, prices in multiple currencies, sales data, order quantities, etc. The store can choose which information to make available to all customers, selected customers or store personnel only. Pricer's labels are extremely robust and have a battery lifetime of 8–10 years.

Infrastructure for wireless communication

The labels are updated via transceivers (2) mounted on the store ceiling. These transceivers communicate wirelessly with the labels using two-way infrared signals, making it possible to send and receive information in both directions quickly and efficiently. One transceiver covers a floor area of 80 to 120 square meters, depending on the store layout.

The base station (3) forms a hub between the software and transceivers, and serves the purpose of both processing and transmitting data. Base stations are available in a range of formats adapted to various store sizes.

Software

The ESL system is controlled by Pricer's own server software, which is integrated with the store's existing POS, retail and inventory management systems. When a price change is entered into the store's own system, the change is sent not only to the checkouts but is automatically transmitted to the ESL system, which confirms the update back to the POS system.

Accessories

With the help of a handheld device, or IR key, the label can be switched for a few seconds to an underlying data register that is normally hidden. This feature is commonly used by store staff to check stock levels or product specifications, but can also provide details about stacking space to optimise product exposure on the shelf.


1
2
3

A fast road to improved profitability

High costs are a common problem for stores that use manual price labelling, which is both time-consuming and prone to frequent errors. In contrast, the average store that invests in the Pricer system sees a payback period of less than two years.

Right price for increased sales

A typical supermarket handles 20,000–40,000 items with continuous price updates that are made automatically at the point of sale, but in most cases manually on the shelf.

This explains why numerous in-store studies, in both Sweden and other countries, show that more than five per cent of all items in a grocery store are incorrectly priced. The staff is simply not capable of changing shelf prices at the same rate that price information is transmitted to the check-outs. And as in all manual tasks, the human factor contributes to undesired discrepancies.

Giving customers the right economic signals at the right time is decisive in building confidence and maximising sales. A lower price at the checkout than the shelf, known as an underprice, means lost revenue for the retailer. If the check-out price is higher, a so-called overprice, this causes irritation and loss of credibility, which also has a negative impact on sales in a longer perspective, even if it generates higher revenue when the price error goes unnoticed.


epop
paper
PRICER

The thin Epop label was launched during the Euroshop 2005 trade fair, and is based on electronic paper and all the advantages this offers.

Lower personnel costs

Pricer's technology eliminates nearly all of the physical labour attached to in-store price adjustments, and significantly shortens price discussions at the checkout and response times for stock checks at the shelf. This not only yields valuable cost savings but also does away with a monotonous task and instead allows stores to allocate their personnel resources to customer service and other activities that contribute to revenue growth and job satisfaction, the latter of which is crucial in an industry struggling with a shortage of manpower.

Pricer's studies

As part of its offer, Pricer conducts studies in individual stores to identify how they can boost their profits with the help of Pricer's ESL system. These studies focus on the costs generated in the price handling process, as well as measurement and analysis of price discrepancies and their consequences. The store owner also receives a cost/benefit analysis showing the potential profit growth and return on investment (ROI). Some eighty studies of this type have been carried out so far in European stores.

Some eighty store studies conducted by Pricer indicate that more than five per cent of all shelf prices are incorrect, in the majority of cases with a higher price on the shelf than at the checkout. In addition, the average underprice margin was 50 per cent higher than the overprice margin, which translates into a savings potential of over SEK 500,000 in the following benefit analysis for a typical supermarket.

Benefit analysis – Swedish supermarket

Annual sales	SEK 170 M
Number of items in stock	10,000
Price integrity with manual price labelling	
Number of items sold at "underprice"	6,433/week
Average difference of "underprice"	SEK 1.65
Average decrease in revenue	SEK 551,951/year
Number of items sold at "overprice"	1,733/week
Average difference of "overprice"	SEK 1.13
Average increase in revenue	SEK 101,831/year
Total revenue increase potential	**SEK 450,120/year**
Labour cost savings with ESL	
Number of price changes	300/week
Time per price change	1.3 min
Labour cost	SEK 200/hour
Total cost savings	**SEK 67,600/year**
Total benefits	**SEK 517,720/year**

Long-term gains

In a long-term perspective, the Pricer system facilitates a more active pricing strategy for growth in sales and revenue, known as price optimisation. The system is also a valuable tool for balancing inventory, reducing tied up capital and avoiding sales lost due to to empty shelves. Furthermore, the system can provide recommendations for optimal placement of products to maximise sales. Several retail chains have also chosen to enhance their image by taking the technological lead and displaying complex price scenarios and graphics for greater accuracy and better customer service.


UNIT PRICE
RETAIL PRICE
PER OZ
Coca Cola
12.00 FL OZ 4900000634

Legislation in Connecticut, USA, contains clearly defined requirements regarding the colours, data fields and information presented on shelf labels.


COOKIES NOUGAT/PEP.CHOCO
200 Grammes
CARREFOUR

Carrefour has chosen a standard-size label showing the price in Euro, the former currency Franc and per unit of weight.


Stage 4
RFID
Self check-out
Stage 3
ESL,
Self-scanning
Stage 2
Operating system,
POS system,
Barcodes
Stage 1
Fully manual

Players in the grocery retailing sector adopt new technology at different rates. The first stage of the automation process is investment in a computerised retail environment with a modern POS system and barcode technology. Only then is a store truly ready to realise the advantages of ESL or self-scanning capabilities. Looking forward in the development process, it will eventually be possible to identify each individual item with a memory chip to control the flow of goods and facilitate logistics and payment routines using RFID technology. Systems that eliminate the need for cashier personnel, such as self-checkout, may also become increasingly common.


森永 ムーンライト
16枚

The Japanese labels also display non-alphanumeric characters and trends in the market are driving the continuous innovation of new system features.

Customers see different advantages with the Pricer system

Customer	Concept	Country	Store area (m²)	No. of ESL	Price integrity	Price optimisation	Stock control	Labour costs	Image
Japanese chain	Hypermarket	Japan	4,500	9,000	●	●	○	○	○
Carrefour	Hypermarket	France	21,000	70,000	●	●	●	○	○
ICA	Supermarket	Sweden	2,000	15,000	●	●	○	●	○
Metro	Cash&Carry	Germany	12,000	40,000	●	○	●	○	●
Costco Wholesale	Cash&Carry	USA	15,000	3,000	●	●	○	●	○

The grocery retail trade encompasses a wide range of different store formats that are faced with varying challenges. Aside from geographical and cultural differences, the store's price strategy, degree of centralisation, size, image and level of automation result in varying perspectives on the key customer benefits of the ESL system. The store concepts currently showing the highest ESL penetration are hypermarkets, supermarkets and cash&carry. The above table presents a selection of Pricer's customers with a some of their operating conditions and what Pricer perceives as their most prioritised of the numerous advantages offered by Pricer's ESL system.

● Prioritised advantage ○ Advantage

The functional value chain

The cornerstone of Pricer's business model is a commitment to ongoing adaptation of the organisation at every stage of the company's development in order to address new and changing needs throughout the value chain.

For the first ten years the company's primary focus was on research and development, which has paid off in the form of a competitive and market-leading system. Today the focus has shifted to marketing, sales and volume capacity. Rising production volumes are placing new demands on the entire organisation, which is now structured according to a market-driven and process-oriented model. This has included reinforcement of the Key Account Management organisation as well as implementation of financial optimisation and quality assurance initiatives to ensure consistent high delivery performance even with dramatic growth in production.

The functional value chain defines the company's various functions and interfaces. These functions are briefly described below.

Key Account Management

Responsibility for each major customer or partner is assigned to a Key Account Manager, who functions as a project leader and orderer in relation to other parts of the organisation such as support, production, development and administration.

Product Management

The Product Manager is a new role in the organisation whose task is to ensure that the company's product mix is matched to customer requirements in Pricer's prioritised markets. The Product Manager initiates the development of new products and together with the R&D department supervises the enhancement or phaseout of existing products. The Product Manager also oversees the entire product life cycle including market launch.

The functional value chain


Market
Customer Service & Support
Key Account Management
Sales & Marketing
Product Management
Production
Research & Development
Financial Management
Quality Assurance

Sales & Marketing

Pricer AB's sales force, working out of the head office in Stockholm, is focused on the Nordic market. The French subsidiary Pricer S. A. is responsible for sales and marketing to European customers outside the Nordic region. In North America, sales activities are conducted via the subsidiary Pricer Inc. in New York.

Direct sales are supplemented by collaboration with Pricer's international network of expert partners. One such successful collaboration is found in Japan where Pricer has a dedicated and firmly established partner in Ishida, a world-leading manufacturer of weighing solutions for the food and retail industries. Other key partners are StoreNext in the US and Toshiba in Europe.

- In 2004 two leading retail chains placed orders for large-scale installations of Pricer's ESL system; Ito-Yokado of Japan and Carrefour of France. Total sales rose from SEK 62 M in 2003 to SEK 227 M in 2004. A partnership agreement was signed with IBM in the US market, giving Pricer with StoreNext coverage across all segments in the USA. The marketing function, whose task is to both monitor market trends and promote sales of the Pricer system, was reinforced during the year.

Research & Development

Product development is strategically vital for Pricer, and the system is continuously developed to improve its functionality, performance and stability and to reduce the manufacturing cost. Furthermore, the rapid emergence of new technologies creates a need for ongoing modifications and upgrades. In recent years, product design has gained an increasingly prominent role in meeting customer demands in the market.

Pricer's strategy is to devote its in-house resources primarily to customer-driven development and adaptation. At the same time, the ambition has been to establish close ties with long-term partners as an integral part of the company's R&D activities. One example of this is PIER AB, a joint venture between Pricer and its Japanese partner Ishida. PIER's task is exploit new technologies for the development of Pricer's ESL system to meet future requirements primarily in Japan, but also other markets.

Appulse Retail Software Solutions Ltd, in which Pricer has a 51 per cent holding, is another example. Appulse, based in New Delhi, India, is specialised in development of software for retail applications. The expertise assembled in Appulse allows Pricer to meet customer demand for systems and software development with very competitive prices and high quality.

Pricer has continued to patent its proprietary product development. The company currently holds 14 approved patents and has some thirty patent applications filed.

- 2004 saw the launch of the new HC Continuum product family and a number of trial deliveries were made in the Japanese market. A new java-based platform, C², which is integratable with emerging wireless technologies was also developed during the year with a host of advantages including increased transmission capacity and a lower manufacturing cost. In the winter of 2005, HC Continuum and the C² platform were presented at the influential retail trade fairs Euroshop in Germany, Marketechnics in the USA and SMTS in Japan.
- In 2004 PIER conducted several projects on future display technologies. The development of a new electronic paper concept will make it possible to produce both thinner and larger format labels offering high resolution and enhanced readability at wide viewing angles. Another product is based on dot matrix technology, which enables high versatility in graphics and characters. Although still in their infancy, these new concepts demonstrate Pricer's position at the leading edge of retail technology innovation. Prototype installations were completed in Japan during 2004 and the new concepts were presented at the Euroshop global retail trade fair in February 2005.

Production

Pricer has chosen to outsource all manufacturing to subcontractors, since this creates scope for a flexible production structure that can quickly scale up production to large volumes. All manufacturing partners are competent, quality-certified suppliers that operate in an international market and add value to Pricer's products and organisation.

Pricer's production is contracted out to one company specialised in manufacturing of IC chips for low-energy products, two OEM suppliers (Outsourced Electronic Manufacturing) that produce transceivers and base stations, and a fourth manufacturer for production of Pricer's ESL labels. All suppliers are ISO certified and are based in Denmark, Hong Kong, Canada, China, the UK and Sweden.

- 2004 was an eventful year when the production volume surged to 5.5 million labels, nearly equalling the total number of labels manufactured by Pricer in the company's history. Production peaks occurred in June and August.

Customer Service & Support

Pricer offers its customers a full range of installation, post-setup, customer modification, support and training services. This unit is supervised by the Parent Company, with a parallel service and support unit in the French company. The unit serves customers directly, mainly in Sweden and France, and via partners such as Ishida, StoreNext and IBM. Since Pricer is increasingly working through selected partners, the central service and support organisation is assuming more of a supportive/instructive role in relation to these.

In addition to onsite installation assistance, Customer Service & Support is responsible for training store personnel and offering several levels of post-setup service, from the provision of services directly to end customers to training the internal support staff of customers and partners.

- In 2004 Pricer's resources were focused on installations for the French retailer Carrefour and strategically important activities in the US market included pilot installations and systems integration projects for major retail chains.

Quality Assurance

In anticipation of strong future growth in production volumes, a strategic step was taken in 2004 when Pricer launched a comprehensive quality management project. The background for this initiative was that Pricer, until now a flexible and relatively small company, had identified a need to formulate, establish and quality assure a business model capable of accommodating a sizeable scaling up of the company's operations.

Within the quality management project, the company's processes have been defined and the entire value chain mapped out. A manual was drawn up to describe operations at the management level, the main system components and the company's routines for monitoring and verification. This work will continue at a deeper level in 2005, when all employees in the Group will be given the chance to take part in finalisation of the quality management system.

Financial Management

Financial responsibilities and powers are delegated in the organisation. The entire group uses a reporting package where actual outcomes are reconciled against plans and budgets for performance monitoring in several dimensions. To facilitate coordination, a group-wide business system, Jeeves, will be implemented in 2005.

A customer-driven organisation

Employee policy

Pricer works in an international and multicultural environment where a high level of expertise, professionalism and responsibility with a focus on the customer and the market permeate our culture, organisation and the way we do business. We encourage our employees to show openness, enterprising spirit and a positive attitude. Our core values are clear communication, initiative, honesty and mutual respect between individuals and professional disciplines.

Pricer's corporate culture is characterised by responsiveness and short decision-making paths. By working in a customer and process-oriented manner, the company's organisation, resources and competencies can be adapted to market conditions and the focus directed to customer satisfaction.

In 2004 Pricer carried out a detailed competence analysis in which a personal development plan was drawn up for each employee in the Parent Company. This work, which has been partly funded by EU subsidies, will continue in 2005 as training initiatives are implemented according to the needs identified in the analysis. To prepare for anticipated growth in the company, Pricer is setting up training programmes for new managers in the Group. Knowledge and understanding of the retail trade and the advantages offered by ESL systems are prioritised skills, and customer visits are therefore a recurring feature of the employee's competence development.

Employee surveys, such as that conducted in 2004, are another of Pricer's tools for effective organisational development and knowledge management.

Employees

At the end of 2004 the Pricer Group had a total of 99 employees, of whom 39 worked in the Parent Company, 14 in Pricer S.A., 2 in Pricer Inc., 2 in PIER AB and 42 in Appulse.

The number of employees in customer-oriented roles in marketing, sales and customer support was 27 and in production and product development 18.

31 per cent of all employees are women and Pricer is working actively to achieve a more even gender distribution in all functions and encourages diversity.

Sickness absence at Pricer remains very low and amounted to 1.4 per cent in 2004.

In 2004 the number of employees increased from 37 to 55 in the wholly-owned companies and from 14 to 44 in the partly-owned companies. In marketing, sales and customer support, the central marketing function was reinforced with one person. In the French organisation, sales representatives and technical support staff were hired to serve the growing market. The central R&D unit was strenghtened through hiring of new staff with expertise in software, system testing and wireless communication. The most significant build up of resources was carried out in Appulse to keep pace with expansion of the ESL market and the resulting rise in demand for customer modifications in software development.

Age and gender distribution



Men
Women
60–69
50–59
40–49
30–39
20–29
15 12 9 6 3 0
0 3 6 9 12 15

Educational levels



University/ college 67%
Upper secondary 33%

Legal structure

Pricer AB (publ) is the Parent Company of the Pricer Group. Aside from the Parent Company, operations are conducted in Pricer S.A. (France), Pricer Inc. (USA) and the partly-owned development companies Pricer Ishida Explorative Research (PIER) AB in Stockholm and Appulse Retail Software Solutions Private Ltd. in India. Pricer's holding in PIER AB is 50 per cent and in Appulse Ltd 51 per cent.


Board of Directors
Personnel
Investor Relations
Quality
Managing Director & CEO
Pricer Inc.
Pricer S.A.
Pier AB
Appulse Ltd
Customer Service & Support
Sales & Marketing
Product Management
Production
Research & Development
Accounting & Finance/IT/ Administration

We work in an international environment with a focus on customers


Norimasa Kusano
Pier AB


Jenny Granström
Customer Service
& Support


Niclas Qvist
Sales & Marketing


Petrine Herbai
Research & Development


Pankaj Mishra
Appulse Ltd


Eli Hedlund
Accounting & Finance


Åke Rydergren
Customer Service
& Support


Anna Engholm
Project management
Pricer Inc.


Göran Fryklund
Sales & Marketing

Business risks and opportunities

Pricer's business is based on the development and modification of an established technology in a fast-changing market. Pricer sees significant potential in the retail trade where the company, with its strong technical platform and solid customer references, is well poised to meet and benefit from growing demand. At the same time, there are a number of threats and risks that must be considered when evaluating the company and its future potential. Some of these threats apply to the entire sector, while others are specific to Pricer. These factors are not presented in any order of priority, and no claims to completeness are made.

Business risks

Market. So far, demand for ESL systems has not matched expectations. Signals from the market indicate a growing demand, but it is difficult to assess when market penetration will increase. Pricer has chosen to accelerate market development through aggressive pricing in selected markets. However, there is a risk that the anticipated growth in margins will not occur.

Customer dependency. Pricer still has agreements with a relatively small number of major customers. The company's Japanese partner Ishida, which in turn delivers Pricer's systems to a large number of end-customers, accounted for most of the order book at year-end 2004. Pricer must be able to maintain its manufacturing prices, quality and delivery reliability at the expected levels in order to avoid jeopardising the agreement with Ishida. By establishing various partnerships in the other markets and direct sales to many of its customers, Pricer is working to reduce its dependency on individual customers.

Suppliers. Pricer has no manufacturing capacity of its own, but collaborates with subcontractors in order to achieve a flexible production solution. In addition, the company limits its dependency on individual suppliers by using standard components in its products wherever possible. However, it cannot be ruled out that a shortage of components could arise in the market or that keeping delivery time could become more difficult following a large volume increase in production.

Key competencies. Earlier, the company's key competencies have been tied to a small number of individuals. Through knowledge-sharing and documentation of work processes, Pricer is taking measures to ensure that expertise is retained within the company and communicated to the subcontractors that are increasingly being used for development and design.

Future capital requirements. It is possible that Pricer will need an additional capital infusion if sales of the ESL system do not increase at the projected rate or if the gross margin is not adequate to achieve a positive cash flow from operating activities. Other events may also occur which create a need for additional financing.

Competitors. Restructuring of the sector could constitute a threat to other players in the market if one or more competitor should enter an alliance with a large and financially strong partner offering complementary products or services. The competitors are also continuously developing new products and product offers. Pricer works in close collaboration with its customers to defend its position and strengthen its offering as a means for minimising the risk for loss of market shares.

Competing technologies. At present, IR technology is superior in terms of operating performance. However, there is a potential risk that threats may arise in the form of new technologies in the future. Pricer's subsidiary PIER is focused on studying and evaluating future technologies for the industry. So far, no alternative presenting a clear threat to Pricer's technology has been identified. The costs for development of the ESL system have been substantial, and it is possible that sizeable investments will also be required in the future to maintain competitiveness.

Patents. Due to rapid technological advances, the existing patents may not be adequate in the future. In addition, there is a risk for costly patent disputes that tie up management resources.

Financial risk management and currency risk. In view of the operating risk, the ambition is to minimise financial risks. Pricer's operations are financed through shareholders' equity. Risk management is governed by the Board of Directors' adopted financial policy, which stipulates a low level of risk.

Pricer's operations are exposed to currency risks arising from payment flows that are uneven and difficult to forecast. Pricer's policy is to reduce this exposure by matching flows in the same currency, using forward contracts or entering into agreements with currency clauses. These measures can reduce, but not eliminate, currency risks.

Opportunities

Market. Far-reaching changes are taking place in the retail trade, above all in grocery retailing, where restructuring, increasingly tough competition and a sharper focus on price are all contributing to the increasing popularity of automation strategies. In a longer perspective, this will benefit ESL suppliers in a market where penetration is still negligible, but where the available potential is estimated at between 6 and 10 billion labels. Pricer is well poised to meet growth in demand.

Customers. Pricer has a strong market presence, a respected and well-known brand name in the grocery retail sector and one of the market's broadest installation bases with more than 700 installations currently in operation. Pricer's position has been further enhanced by prestigious customers and partners such as Ito-Yokado, Carrefour, Metro, Ishida, StoreNext and IBM.

Offering and products. Through several years of continuous development, Pricer has created a modern and effective technical platform that supports the market's most effective high-performance system. Furthermore, this platform offers scope for ongoing development and a number of customised applications. Pricer offers end-to-end customer service and has also built up capacity to extend its range of products and services in an interesting aftermarket.

Definitions

Acid-test ratio
Total current assets excluding inventories as a percentage of total current liabilities and provisions.

Capital employed
Assets as stated in the balance sheet excluding interest-bearing assets less non interest-bearing liabilities and provisions.

Capital turnover rate
Net sales for the year divided by average capital employed, calculated as the total of opening and closing balances of capital employed divided by two.

Cash flow from operating activities
Cash flow from operating activities excluding items affecting comparability in the income statement and balance sheet.

Earnings per share
Profit after tax divided by the average number of outstanding shares.

Equity per share
Shareholders' equity divided by the number of shares on the balance sheet date.

Equity ratio
Shareholders' equity including minority share as a percentage of total assets.

Net debt/equity ratio
Net loan debt in relation to shareholders' equity.

Net loan debt
Interest-bearing liabilities less interest-bearing assets.

Net margin
Net profit as a percentage of net sales.

Operating margin
Operating profit excluding items affecting comparability as a percentage of net sales.

P/S (Price/Sales) ratio
Share price on the balance sheet date divided by net sales per share (average number of shares).

Return on capital employed
Operating profit as a percentage of average capital employed, calculated as the total of opening and closing balances of capital employed divided by two.

Return on equity
Net result excluding minority share as a percentage of average shareholders' equity calculated as the total of opening and closing balances divided by two.

Working capital
Non-interest bearing current assets less non-interest bearing current liabilities and provisions.

Directors' report

The Board of Directors and Chief Executive Officer of Pricer AB (publ), corporate identity no. 556427-7993, hereby submit their Annual Report for the financial year 1 January–31 December 2004. Figures in brackets refer to the preceding year.

Group

The Group consists of the Parent Company Pricer AB, the wholly-owned subsidiaries Pricer S.A., Pricer Inc., Pricer Communication AB, Pricer Consulting AB and Pricer GmbH, the partly-owned subsidiaries Pricer Ishida Explorative Research (PIER) AB (PIER AB) and Appulse Retail Software Solutions Private Limited (Appulse Ltd).

Market and sales

Operations in 2004 were marked by the substantial order from the Carrefour retail chain in France and a dramatic rise in deliveries to the Japanese market. The number of ESLs delivered in 2004 was roughly equal to the total number delivered in Pricer's history.

Orders received in 2004 amounted to SEK 179.9 M (23.2). The most significant of these was an order from Carrefour worth SEK 99 M, most of which was delivered during the year. The order book on 31 December 2004 amounted to around SEK 131 M (185), and consisted mainly of orders from Ishida, Pricer's partner in the Japanese market. Of the major order placed by Ishida in 2001, SEK 99 M remains to be delivered through 2007. The majority of Pricer's orders are in USD.

At the end of the year, Pricer had a total of more the 700 store installations, the majority in Japan and Europe.

In Pricer's assessment, the ESL market is showing continued favourable development. The signals from Pricer's prioritised geographical markets are clear, and many retail chains have made the decision or launched projects to include ESL as an operating tool in the automation process.

Competition for these customers is fierce, and Pricer has intensified its marketing activities and accounted for close to half of all ESL installations worldwide in 2004. All in all, this meant that the company increased its market shares and further strengthened its position as the market-leading provider of ESL solutions.

Development in the European market has benefited from the installation of ESL systems by the world's second largest retail chain, Carrefour. In the initial stage, Carrefour will focus on certain stores in France, Belgium, Spain and Italy. In January 2004, Pricer won Carrefour's contract for deliveries worth a total of SEK 99 M and in February 2005 received additional orders for nine of Carrefour's hypermarkets in Spain worth a combined SEK 15 M. Pricer expects Carrefour's decision to have a powerful influence on other players in the retail sector, and has stepped up its marketing activities to capitalise on this trend. System installation and deployment in the Carrefour stores have been successful, but have required more resources than planned and resulted in higher costs, among other things for training of external partners.

ESL systems have gained wider acceptance in the Japanese market and the rate of installation remains high. The Japanese market is characterised by a broader base of retail chains that are continuously installing ESL systems, but also by the decisions of several major players to launch system rollouts. Ito-Yokado, one of Japan's leading retail chains, is installing Pricer's ESL system in over 170 of its hypermarkets, which will be the largest ESL rollout outside Europe to date. These installations were started in 2004 and will generate additional orders from Ishida.

Pricer has high expectations for the US market, particularly after signing a partnership agreement with IBM's US unit for retail solutions during the year. Through this collaboration, one of the dominant US retail chains decided to make two pilot installations, of which one is expected to go into operation in the spring of 2005. Also in 2004, ten systems were installed by Pricer's US partner StoreNext. Interest in ESL systems is rising in the US, which has been visible in a number of inquiries, system trials and pilot installations by retail chains throughout the country.

Research and development

Pricer's ambition is to combine and adapt newly developed products to the needs of various markets and customers in order to achieve rational manufacturing and lower unit costs.

Product development is supervised by the Parent Company in Stockholm. Pricer's investments in product development remained high in 2004, and amounted to SEK 27.8 M (24.7). In 2004 new product families were developed for the Japanese and US markets, and the performance of the ESL system's infrastructure was improved. Pricer's policy is to patent its proprietary product development.

Pricer has a long-term partnership with Ishida. In a joint venture, PIER AB, the partners are working to develop ESL systems based on new technologies to meet future requirements primarily in Japan, but also other markets.

In the field of software development, Pricer has a partly-owned subsidiary, Appulse Ltd, which is based in New Delhi, India. In 2004 Pricer intensified its efforts to meet customer demand for new high-quality customised software for the company's systems, primarily through this company.

Structural changes

No acquisitions were carried out during the period.

Net sales and result

Net sales increased to SEK 227.2 M (62.0). Deliveries went mainly to Ishida and Carrefour.

Gross profit was SEK 30.3 M (13.8) and the gross margin was 13 (22) per cent. Growth in sales was prioritised at the expense of gross margins, a strategy used by Pricer to speed up the ESL market by accepting sales at aggressive prices in certain markets. As market demand grows, Pricer sees opportunities to raise prices. At the same time, a number of development projects have been launched to enhance the product and reduce manufacturing costs, which will also strengthen the gross margin.

Operating expenses totalled SEK 82.3 M (68.7), a year-on-year increase explained by more ambitious marketing activities and investments related to the start-ups in France and the US as well as product development initiatives to achieve lower product costs and improved functionality which proved to be more resource-intensive than anticipated.

The operating result for the full year was SEK –52.0 M (–54.9).

Minority shares in profit amounted to SEK 2.6 M (4.3) and referred to Appulse Ltd and PIER AB. The net result for the year was SEK –49.5 M (–52.4).

Assets and financial position

Total assets at 31 December 2004 amounted to SEK 153.2 M (127.1) and consisted mainly of accounts receivable, cash and bank balances and inventories. Liquid assets at 31 December 2004 totalled SEK 42.5 M (66.4). The negative cash flow from operating activities was SEK –72.4 M (–51.8).

To strengthen Pricer's liquidity and safeguard the company's financial capacity for ongoing operation and expansion, the Board of Directors has resolved to carry out a rights issue. The issue is conditional on the approval of the shareholders at the Annual General Meeting on 15 April 2005. The issue will give existing shareholders preferential rights to subscribe for one (1) new share for every three (3) old shares at a subscription price of SEK 0.50 each, and will enable the company to raise SEK 93 M before issue costs. The issue is fully underwritten through subscription guarantees from the principal shareholders and by agreement. The proceeds of the issue will give Pricer the financial strength to exploit strategic opportunities in the market. To guarantee the company's liquidity until the issue proceeds are received, Nordea AB (publ) has provided Pricer with a temporary credit commitment for SEK 20 M on market-based terms.

On 9 September 2004 the Swedish Court of Appeal ruled that the company would be allowed to deduct input VAT on issue expenses for the new share issue carried out in 1999 (SEK 3.1 M).

In October 2004, the Stockholm Stock Exchange's disciplinary board fined Pricer an annual fee corresponding to SEK 192,000 for incorrect information relating to orders in the US.

Pricer's acid-test ratio was 204 (259) per cent on 31 December 2004, and the equity ratio was 61 (70) per cent.

Investments

Net investments amounted to SEK 6.9 M (2.4) and referred primarily to machinery, computers and office equipment. All product development, amounting to SEK 27.8 M (24.7) is expensed, see accounting principles on page 29.

Parent Company

The Parent Company, Pricer AB (publ), reported net sales of SEK 216.9 M (59.9) for the full year. The result after financial items was SEK –54.4 M (–47.6). The Parent Company's liquid assets amounted to SEK 30.1 M (59.1) at 31 December 2004.

Personnel

The average number of employees in the Group during 2004 was 72 (42), of which Appulse Ltd and PIER AB accounted for 28 (12). The total number of employees on 31 December 2004 was 99 (51), of which 44 (14) worked in Appulse Ltd and PIER AB. The number of employees in Appulse Ltd increased significantly during the year, from 10 to 42. Appulse Ltd develops software for the retail trade, with Pricer as its dominant customer so far. Information about salaries and remuneration is presented in Note 1.

Financial policy and currency risk

Risk management is governed by the Board of Directors' adopted financial policy, the purpose of which is to limit and control the risks to which the company is exposed in its financial activities. The Group's financial transactions. are handled centrally by the Parent Company.

The policy for interest rate risk is to strive for a very low risk profile. Temporary excess liquidity may be invested only in instruments issued by institutions with the highest credit ratings and with established banking connections. Pricer's policy is also to minimise transaction exposure by denominating customer agreements in USD, using currency clauses in tenders and other agreements and entering into forward currency agreements to hedge cash flows. Pricer's payment flows in 2004 were principally denominated in USD, EUR and SEK. The majority of Pricer's orders are denominated in USD, and components and finished products are also purchased mainly in USD. On 31 December the company had no outstanding currency hedges. See Note 15.

International Financial Reporting Standards (IFRS)

With effect from 2005 all listed Swedish companies are required to present their financial reports according to IFRS as adopted in the EU. Pricer will present its results for the first quarter of 2005 according to these standards, with restatement of the comparison figures for 2004. Pricer will report on the assessed effects of IFRS adoption below.

For the standards that are applicable to Pricer, the differences relative to the previously applied recommendations of the Swedish Financial Accounting Standards Council are limited. The balance sheets at 1 January and 31 December 2004, as well as transactions and financial accounts during 2004, have been analysed and no restatement is required.

IFRS 1 permits certain optional exceptions for retrospective application in connection with first time adoption of IFRS. Pricer has elected to apply the exceptions for business combinations in IFRS 3 with effect from 1 January 2004 and to reset translation reserves included in equity for the foreign subsidiaries to zero per the same date. In the comparison figures for 2004, IAS 39 will not be applied.

According to IAS 39, Financial Instruments, forward exchange contracts and so-called embedded derivatives must be reported at fair value with effect from 2005. Pricer has business transactions in foreign currencies and uses forward exchange contracts to hedge the value of currency flows, which means that this standard will affect the presentation of future financial statements.

The described effects are preliminary, since they are based on the IFRS rules effective on 31 December 2004. These standards and interpretations may be subject to future revision.

Board of Directors

Proposals to the Annual General Meeting regarding candidates for election to the Board are prepared by the appointed nomination committee consisting of Salvatore Grimaldi, Tedde Jeansson Jr. and Michael S Juuhl. Due to the size of the Board, Pricer has found it impractical to set up separate audit and remuneration committees and these matters are instead dealt with by the entire Board of Directors.

For a description of the work of the Board, see page 42.

Events after the end of the financial year

Pricer has been chosen by Carrefour in Spain to deliver and install ESL systems during 2005. The order includes nine hypermarkets and the systems will be installed during 2005. The order is worth around SEK 15 M.

Pricer has been chosen to install ESL systems in a full rollout for the French grocery retail chain Grand Frais. The total order value for 35 stores is SEK 5 M and installation will be carried out during 2005. Grand Frais is a retail concept for small, often centrally located, shops for fresh food such as fruit, vegetables and meat.

Outlook for 2005

Pricer anticipates further positive development in the market with growth in the total installed base and more concrete interest from a number of major retail groups. Development of the market for ESL systems has advanced to the point where the Board of Directors considers the market to be established. Evaluations and negotiations with a number of retail chains are in progress.

Despite the powerful volume growth that was seen in 2004 and is expected to continue during 2005, the company's margins will not be sufficient to reach a positive cash flow or result in the next few quarters. The meet the company's capital needs during this period, the Board has decided to raise capital through a rights issue as described above.

The Board's assessment is that the company will achieve a positive cash flow in the best case at the end of 2005, but more likely during 2006. Due to uncertainty in the order inflow and varying price levels, it is not meaningful to make a quantified earnings forecast for 2005.

Annual General Meeting and dividend

The Annual General Meeting will be held at 1 p.m. on 15 April 2005.

The Group has no unappropriated earnings and no transfers to restricted reserves are required.

Proposed disposition of accumulated deficit

The Board of Directors proposes that the year's loss in the Parent Company, amounting to SEK 54,431,294.54, be charged against the share premium reserve.

Utilisation of the share premium reserve	–54,431,294.54
Total	**–54,431,294.54**

According to the Board's policy no dividends can be paid until stable profitability is achieved. No shareholder dividends are proposed for 2004.

For additional information about the company's results and financial position, please refer to the following income statements, balance sheets and accompanying notes.

Income statement

Amounts in SEK 000s	Note	Group 2004	Group 2003	Group 2002	Parent Company 2004	Parent Company 2003
Net sales	2, 20	227,191	62,044	73,850	216,935	59,941
Cost of goods sold		−196,921	−48,250	−59,895	−176,172	−47,111
Gross profit		**30,270**	**13,794**	**13,955**	**40,763**	**12,830**
Selling expenses	1, 4	−24,176	−22,560	−22,865	−9,122	−15,425
Administrative expenses	1, 3, 4	−30,268	−21,479	−21,216	−29,691	−21,379
Research and development costs	1, 4	−27,819	−24,653	−14,740	−24,218	−10,188
Share in profit of associated company		–	5	–	–	–
Write-back of group receivable		–	–	–	–	13,919
Operating result		**−51,993**	**−54,893**	**−44,866**	**−22,268**	**−20,243**
Result from participations in group companies	5	–	–	–	−34,759	−5,324
Result from participations in associated companies		–	–	–	–	−156
Result on the sale of other securities		–	741	–	–	741
Interest income and similar profit/loss items	6, 8	2,308	761	2,923	4,644	2,777
Interest expenses and similar profit/loss items	7, 8	−2,338	−3,184	−4,583	−2,048	−25,358
Result after net financial items		**−52,023**	**−56,575**	**−46,526**	**−54,431**	**−47,563**
Tax on result for the year	9	–	−83	–	–	–
Minority share in result		2,563	4,285	–	–	–
Net result for the year		**−49,460**	**−52,373**	**−46,526**	**−54,431**	**−47,563**

Earnings per share	2004	2003	2002	2004	2003
Earnings per share, SEK	−0.10	−0.15	−0.15	–	–
Earnings per share after dilution, SEK	−0.10	−0.15	−0.15	–	–
Number of shares (millions)	560.4	335.5	299.9	–	–
Number of shares after dilution (millions) [1]	560.4	562.6	355.7	–	–
Proposed dividend per share, SEK [2]	0.0	0.0	0.0		

Quarterly data for the Group in 2004

Amounts in SEK M unless otherwise stated	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Orders received for ESL systems	102.3	9.0	36.1	32.5
Net sales	29.2	59.1	75.1	63.8
Operating result	−8.8	−13.5	−17.6	−12.1
Result after tax	−7.2	−13.9	−17.5	−10.8
Earnings per share after tax, SEK	−0.02	−0.03	−0.03	−0.02

[1] Warrants with an exercise price exceeding the share price per 31 December 2004 have not been included in the calculation. Consequently, the calculation includes no outstanding warrant programmes.

[2] Board proposal.

Balance sheet

Amounts in SEK 000s	Note	Group 31 Dec 2004	Group 31 Dec 2003	Group 31 Dec 2002	Parent Company 31 Dec 2004	Parent Company 31 Dec 2003
ASSETS						
FIXED ASSETS						
Intangible assets	10					
Patents and licenses, industrial and marketing rights		10,221	12,916	15,918	8,965	11,206
Total intangible assets		**10,221**	**12,916**	**15,918**	**8,965**	**11,206**
Tangible assets	11					
Leasehold improvements		262	545	–	262	545
Plant and machinery		5,077	2,896	2,823	5,037	2,896
Equipment, tools, fixtures and fittings		2,670	906	753	1,933	582
Total tangible assets		**8,009**	**4,347**	**3,576**	**7,232**	**4,023**
Financial assets	12					
Participations in group companies		–	–	–	6,002	6,021
Total fixed assets		**18,230**	**17,263**	**19,494**	**22,199**	**21,250**
CURRENT ASSETS						
Inventories	13	12,812	10,620	10,184	10,144	10,538
Current receivables						
Accounts receivable		69,114	13,818	16,710	32,277	12,109
Receivables from group companies		–	–	–	37,951	10,259
Tax receivables		715	21	–	689	–
Other receivables		7,711	17,254	8,603	6,059	14,824
Deferred expenses and accrued income	14	2,057	1,675	1,694	1,458	1,645
Total current receivables		**79,597**	**32,768**	**27,007**	**78,434**	**38,837**
Short-term investments	15	674	48,555	55,000	–	44,770
Cash and bank balances		41,868	17,848	15,544	30,068	14,329
Total liquid funds		**42,542**	**66,403**	**70,544**	**30,068**	**59,099**
Total current assets		**134,951**	**109,791**	**107,735**	**118,646**	**108,474**
TOTAL ASSETS	20	**153,181**	**127,054**	**127,229**	**140,845**	**129,724**

Amounts in SEK 000s	Note	Group 31 Dec 2004	Group 31 Dec 2003	Group 31 Dec 2002	Parent Company 31 Dec 2004	Parent Company 31 Dec 2003
SHAREHOLDERS' EQUITY, PROVISIONS AND LIABILITIES						
SHAREHOLDERS' EQUITY	16					
Restricted equity						
Share capital		56,043	33,228	33,223	56,043	33,228
New share issue in progress		–	51,320	–	–	51,320
Restricted reserves/Share premium reserve		89,169	108,776	269,633	87,604	52,306
		145,212	**193,324**	**302,856**	**143,647**	**136,854**
Accumulated deficit						
Accumulated deficit		–3,965	–53,498	–168,342	–	–
Net result for the year		–49,460	–52,373	–46,526	–54,431	–47,563
		–53,425	**–105,871**	**–214,868**	**–54,431**	**–47,563**
Total shareholders' equity		**91,787**	**87,453**	**87,988**	**89,216**	**89,291**
MINORITY INTERESTS		1,566	1,878	–	–	–
PROVISIONS	17					
Warranty provisions		4,220	3,855	6,624	4,220	3,855
Other provisions		1,378	746	746	739	746
Total provisions		**5,598**	**4,601**	**7,370**	**4,959**	**4,601**
LONG-TERM LIABILITIES						
Liabilities to group companies		–	–	–	5,096	5,113
Total long-term liabilities		**–**	**–**	**–**	**5,096**	**5,113**
CURRENT LIABILITIES						
Advance payments from customers		1,252	–	–	–	–
Accounts payable		32,468	15,992	10,511	24,687	15,432
Liabilities to group companies		–	–	–	5,941	5,183
Tax liabilities		72	80	–	–	–
Other liabilities		4,531	1,969	–	1,442	430
Accrued expenses and deferred income	18	15,907	15,081	21,360	9,504	9,674
Total current liabilities		**54,230**	**33,122**	**31,871**	**41,574**	**30,719**
TOTAL SHAREHOLDERS' EQUITY, PROVISIONS AND LIABILITIES		**153,181**	**127,054**	**127,229**	**140,845**	**129,724**
Pledged assets	19	19,879	11,277	33,925	19,847	11,277
Contingent liabilities	19	4,079	544	–	4,047	544

Summary
of changes in equity

Amounts in SEK 000s	Group			Parent Company		
	Share capital	Restricted reserves/ Share premium reserve	Accum-ulated deficit	Share capital	Share premium reserve	Accum-ulated deficit
Opening balance, 1 January 2002	23,856	236,056	–216,742	23,856	90,671	–74,488
New share issue	9,367	81,749		9,367	81,749	
Transfers between restricted and non-restricted equity		368	–368			
Employee warrant programme		306			690	
Net result for the year			–46,526			–46,401
Translation difference for the year		–48,836	48,773			
Opening balance, 1 January 2003	**33,223**	**269,643**	**–214,863**	**33,223**	**173,110**	**–120,889**
New share issue		51,320			51,320	
Allocation of earnings		–120,889	120,889		–120,889	120,889
Warrant programme	5	85		5	85	
Net result for the year			–52,373			–47,563
Translation difference for the year		–40,063	40,476			
Opening balance, 1 January 2004	**33,228**	**160,096**	**–105,871**	**33,228**	**103,626**	**–47,563**
New share issue	22,815	31,540		22,815	31,540	
Allocation of earnings		–47,563	47,563		–47,563	47,563
Transfers between restricted and non-restricted equity		–26,287	26,287			
Net result for the year			–49,460			–54,432
Translation difference for the year		–28,617	28,056			
Closing balance, 31 December 2004	**56,043**	**89,169**	**–53,425**	**56,043**	**87,603**	**–54,432**

As the Group has no unappropriated earnings, no shareholder dividend is proposed.
For additional information, see Note 16.

Cash flow statement

Amounts in SEK 000s	Note	Group			Parent Company	
		2004	2003	2002	2004	2003
Operating activities						
Result after financial items		–52,023	–56,575	–46,526	–54,431	–47,563
Adjustment for non-cash items, etc.		7,073	5,650	6,231	25,666	10,549
Paid tax		–84	–	–	–	–
Cash flow from operating activities before changes in working capital		**–45,034**	**–50,925**	**–40,295**	**–28,765**	**–37,014**
Cash flow from changes in working capital						
Change in inventories		–2,192	–436	2,847	394	–379
Change in operating receivables		–46,828	1,200	–17,596	–39,598	–5,188
Change in operating liabilities and provisions [1]		21,667	–1,602	–14,913	11,213	–2,950
		–27,353	**–838**	**–29,662**	**–27,991**	**–8,517**
Cash flow from operating activities		**–72,387**	**–51,763**	**–69,957**	**–56,756**	**–45,531**
Investing activities						
Shareholder contributions rendered		–	–	–	–20,296	–5,012
Acquisition of subsidiary		–	208	–	–	–244
Sale of subsidiary/associated company		–	70	–	–	70
Purchase of tangible assets	20	–6,852	–2,817	–2,202	–6,063	–2,595
Sale of tangible assets		–	86	–	–	86
Cash flow from investing activities		**–6,852**	**–2,453**	**–2,202**	**–26,359**	**–7,695**
Financing activities						
New share issue [2]		–	44,597	91,116	–	44,597
Employee subscription warrants		–	90	306	–	90
Shareholder contributions from minority [3]		1,381	6,107	–	–	–
Exercised subscription warrants, TO8B		54,282	–	–	54,282	–
Amortisation of loans and long-term liabilities		–	–	–21,335	–	–
Cash flow from financing activities		**55,663**	**50,794**	**70,087**	**54,282**	**44,687**
Cash flow for the year		**–23,576**	**–3,422**	**–2,072**	**–28,833**	**–8,539**
Liquid assets, opening balance		66,403	70,544	72,822	59,099	68,580
Exchange rate difference in liquid assets		–285	–719	–206	–198	–942
Liquid assets, closing balance		**42,542**	**66,403**	**70,544**	**30,068**	**59,099**

[1] As of 2004, changes in non interest-bearing provisions are reported under the heading "Cash flow from changes in working capital". The prior period comparison figures have been restated.

[2] SEK 6.7 M of the issue proceeds were received in January 2004.

[3] Refers to shareholder contributions from Ishida Co. Ltd. to PIER AB, (joint venture between Pricer AB and Ishida Co. Ltd.).

Supplementary information
to the cash flow statement

		Group		Parent Company	
Amounts in SEK 000s	**2004**	**2003**	**2002**	**2004**	**2003**
Interest					
Interest received	1,209	531	1,825	1,201	531
Interest paid	–56	–76	–700	–52	–22
Adjustment for non-cash items, etc.					
Depreciation/amortisation	5,741	4,648	4,239	5,082	4,175
Reversal of earlier write-downs/write-downs	–	–	–	9,822	–8,439
Capital losses on the sale of fixed assets	–	–28	–	–	–28
Translation differences	1,332	1,030	1,309	13,198	16,726
Interest	–	–	683	–2,436	–1,885
	7,073	5,650	6,231	25,666	10,549
Unutilised overdraft facilities					
Unutilised overdraft facilities amount to	2,691	2,805	3,088	2,691	2,805
Liquid assets					
Liquid assets include the following subcomponents:					
Short-term investments	674	48,555	55,000	–	44,770
Cash and bank	41,868	17,848	15,544	30,068	14,329
Less blocked accounts	–4,079	–200	–200	–4,047	–200
	38,463	**66,203**	**70,344**	**26,021**	**58,899**

The above items have been classified as liquid assets based on the fact that:
- they are associated with an insignificant risk for value fluctuations
- they can be easily converted into cash

Acquisition of subsidiaries	**2004**	**2003**	**2002**
Acquired assets and liabilities			
Tangible assets	–	89	–
Operating receivables	–	238	–
Liquid assets	–	212	–
Total assets	–	**539**	–
Operating liabilities	–	**400**	–
Paid purchase price [1]	–	4	–
Less: Liquid assets in the acquired operation	–	212	–
Effect on liquid assets	–	**–208**	–

[1] The acquisition was carried out in two stages. In June Pricer acquired 10 per cent, SEK 4 thousand, and in November 41 per cent, SEK 240 thousand. According to the agreement, Pricer obtained a controlling interest in connection with the initial acquisition.

Notes and accounting principles

(Amounts in SEK 000s unless otherwise stated. The Group and the Parent Company are abbreviated as G and PC respectively.)

General accounting principles
The annual report has been prepared according to the Swedish Companies Act and the recommendations of the Swedish Financial Accounting Standards Council (SFASC), including statements from the Urgent Issues Task Force. As of 1 January 2004, the Swedish Financial Accounting Standards Council's recommendation RR29, Employee Benefits, is applied.

Registered office
Pricer AB conducts operations in the form of a public limited company and has its registered office in Sollentuna, Sweden. The address of the head office is Bergkällavägen 20-22, SE-192 79 Sollentuna, Sweden.

Operations
The company develops, manufactures and markets computer-based equipment and price and information systems primarily for the retail trade.

Segment reporting
The Group conducts homogenous operations in a global market that is still immature. Pricer essentially develops and markets a product range consisting of a system for communication in a retail environment, for which reason this business segment constitutes the primary basis for segmentation. The internal reporting system is also structured according to this single business segment. The company caters mainly to large, global retail chains and geographical markets are therefore the Group's secondary segment.

Classification
Fixed assets and long-term liabilities consist only of the amounts that are expected to be received (settled) more than 12 months after the balance sheet date. Current assets and current liabilities consist only of amounts that will be received (settled) within 12 months from the balance sheet date. Provisions are disclosed in the note if the amounts are expected to be paid after more than twelve months from the balance sheet date.

Valuation principles
Assets, provisions and liabilities have been reported at acquisition value unless otherwise stated below.

Intangible assets
All research and development costs are recognised according to the SFASC recommendation RR15, Intangible Assets, whereby these costs are capitalised in the balance sheet only when it has been demonstrated that the paid expenses will generate future economic benefits for the company. All research and development costs are written off in the income statement and are expensed in the period during which they are incurred.

Other intangible assets acquired by the company are reported at acquisition value less accumulated amortisation and write-downs.

Additional costs for an intangible asset are added to the acquisition value only if they increase the future economic benefit. All other costs are expensed as incurred.

Tangible assets
Tangible assets are capitalised in the balance sheet when it is probable, based on the available information, that the future economic benefits associated with the asset will flow to the company and when the acquisition value of the asset can be measured reliably.

Depreciation principles
Depreciation/amortisation according to plan is based on the original acquisition value and is carried out on a straight-line basis over the estimated economic life of the asset. Testing for impairment is carried out according to the Swedish Financial Accounting Standards Council's recommendation RR17, Write-Downs for Impairment. The following depreciation/amortisation periods are applied by the Group and the Parent Company:

	Economic life Group	Economic life Parent Company
Industrial rights	5 yrs	
Patents and licenses	5–12 yrs	5–12 yrs
Leasehold improvements	3 yrs	3 yrs
Plant and machinery	3–5 yrs	3–5 yrs
Equipment, tools, fixtures and fittings	3–5 yrs	3–5 yrs

Patents and licenses are written off over their respective periods of validity, which exceed five years in certain cases.

Borrowing costs
In accordance with the main principle in the SFASC recommendation RR21, Borrowing Costs, all borrowing costs are expensed in the period during which they are incurred, regardless of how the borrowed funds have been used.

Impairment
The SFASC recommendation RR17, Impairment, has been applied. The carrying amount of the Group's assets is verified in connection with every closing day to determine whether there is any indication of a need for write-downs. If impairment of an asset is indicated, the recoverable value of the asset is calculated as the higher of its net selling price and value in use. An impairment loss is recognised if the recoverable value falls below the carrying amount. Value in use is calculated by discounting the present value of estimated future cash flows at a rate proportional to the risk attached to the asset in question. For an asset that does not generate any cash flow independently from other assets, recoverable value is calculated for the smallest identifiable cash-generating unit to which the asset belongs.

An impairment loss is reversed if there has been a change in the calculations used to determine recoverable value. A reversal is made only to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been reported, with a deduction for depreciation, if no impairment loss had been recognised.

Receivables
Receivables have been reported at the amount in which they are expected to be received.

Receivables and liabilities in foreign currency
Receivables and liabilities in foreign currency are reported at the exchange rate on the balance sheet date according to the SFASC RR8, Reporting of Change in Foreign Exchange Rates. Exchange rate differences on operating receivables and liabilities are charged to the operating result, while differences on financial receivables and liabilities are reported among financial items. To a certain extent, the Group uses forward agreements to reduce the risk of exchange rate fluctuations. In cases where operating receivables or liabilities are hedged through forward agreements, they are translated at the forward rate. No such outstanding forward agreements existed on the balance sheet date of 31 December 2003. A forward agreement is an agreement between two parties to buy or sell a currency at a predetermined price on a future date.

As of 2001, the Parent Company's receivable from the subsidiary Pricer Inc. is regarded as a permanent part of financing, and the translation difference is therefore taken directly to shareholders' equity in the consolidated accounts, see Note 12.

Inventories
Inventories are valued according to the SFASC recommendation RR2, Inventories, and are reported at the lower of cost according to the first-in-first-out principle (FIFO) and net realisable value. An allowance is made for obsolescence.

Financial instruments
Financial assets and liabilities are recognised in the balance sheet when the company initially becomes party to the contractual terms of the instrument.

The Group's financial instruments consist of liquid assets, short-term investments and overdraft facilities. The main purpose of these financial instruments is to finance the Group's operations. The Group also has other financial instruments such as accounts receivable and accounts payable that arise in the normal course of the company's business. Accounts receivable are recognised in the balance sheet when an invoice has been sent. Accounts payable are recognised when the invoice has been received.

Accounts receivable are stated at the amount in which they are expected to be received after deduction of bad debts. Accounts receivable are of a current nature, and are therefore stated at the nominal amount without discounting.

Accounts payable and other operating liabilities have a short anticipated life-time and are stated at the nominal amount without discounting.

Short-term investments, cash and bank
Short-term investments are reported at the lower of cost and net realisable value in accordance with the Annual Accounts Act. In 2003 the definition has been changed to include short-term bank deposits. The comparison year 2002 has been restated.

Securities
Transactions with securities are reported on the settlement date. Forward gains or losses are reported in net financial items.

Employee benefits
Pricer's share-related incentive plans are warrant programmes. Proceeds from the issue of warrants and shares are reported directly against shareholders' equity. In the summary of changes in shareholders' equity, the warrants are reported against the share premium reserve. No loans or guarantees have been furnished with respect to the outstanding warrant programme. The warrants have been issued at market value.

Pricer AB applies defined contribution pension plans. This means that the company pays fixed contributions to a separate legal entity and has no further obligations. The company's obligation to be recognised for each period is the contribution payable in exchange for service rendered by employees during the period. The provision for special payroll tax is computed monthly on the basis of invoices received for pension insurance.

The subsidiaries have no pension plans other than the pension costs included in the respective country's obligatory social security expenses.

Tax
The company and the Group apply the SFASC recommendation RR9, Income Taxes. Total tax consists of current tax and deferred tax.

Taxes are reported in the income statement except for when the underlying transaction is reported directly against shareholders' equity, in which case the related tax effect is reported under shareholders' equity. Current tax consists of tax to be paid or received during the year and adjustments in current tax from earlier periods. Deferred tax is computed according to the balance sheet method, on the basis of temporary differences between the book and tax values of assets and liabilities. These amounts are calculated based on how the temporary differences are expected to be equalised, and with the application of the tax rates and tax rules which have been decided or announced on closing day. Temporary differences are not included in consolidated goodwill or in differences attributable to participations in subsidiaries and associated companies which are not expected to be taxed in the foreseeable future. In the legal entity, untaxed reserves are reported including deferred tax liabilities. In the consolidated accounts, untaxed reserves are divided between deferred tax liabilities and shareholders' equity. Deferred income tax receivables in deductible temporary differences and loss carryforwards are reported only if it is likely that they will be utilised in the future.

Provisions
According to SFASC recommendation RR16, Provisions, Contingent Liabilities and Contingent Assets, a provision is recognised in the balance sheet when the company has a formal or informal obligation resulting from a past event and it is probable that an outflow of resources is necessary to settle the obligation and the amount can be reliably estimated. A discounted present value is calculated with regard to the timing of significant future payments.

Provisions for product guarantees are recognised when the product has been sold. An individual assessment of the guarantee reserve has been calculated on the basis of guarantee costs in earlier years and the estimated future warranty risks.

Contingent liabilities
A contingent liability is recognised as a memorandum item on the balance sheet when there is a possible obligation resulting from a past event whose existence is confirmed only by the occurrence or non-occurrence of one or more uncertain future events which are not entirely within the company's control.

Income recognition
Income is recognised in accordance with the SFASC recommendation RR11, Income. Income is recognised when it is probable that the economic benefits associated with the transaction will flow to the company and when the amount of income can be measured reliably. Income includes only the gross inflow of economic benefits that is received, or can be received, by the company for its own account. Income arising from the sale of goods to a customer is recognised when the significant risks and rewards of ownership have been transferred to the buyer and the company no longer has any real control over the sold goods. Income is reported net after deduction of any discounts. Income comprises compensation paid in the form liquid assets.

Income arising from the sale of services is recognised when the financial outcome of the rendered services can be measured reliably and the economic benefits will flow to the company.

Royalty revenue arising from the sale of rights to the company's intangible assets is recognised as income when it is probable that the economic benefits associated with the transaction will flow to the company and when the amount of income can be measured reliably.

The criteria for income recognition are applied to every transaction on a case-by-case basis.

Leasing
In the consolidated accounts leases are classified as either finance or operating leases. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incident to ownership to the lessee. The company's lease agreements are leases where all the risks and rewards incident to ownership are transferred to the lessor. These are classified as operating leases, and are expensed in the income statement. In accordance with the Swedish Financial Accounting Standards Council's recommendation RR6:99, Leases, the Parent Company's finance leases entered into prior to 1997 are not recognised in the Group.

Associated companies and joint ventures
Participations in associated companies, where the Group controls at least 20 per cent and at most 50 per cent of the votes or otherwise has a substantial influence on the company's financial and operating management, are reported according to the equity method.

Reversal of write-down of group receivable
Pricer applies the SFASC recommendation RR4, Reporting of Extraordinary Income and Expenses and Comparison Disclosures, whereby the income effects of all events and transactions of material significance are specified within the respective income statement item. In the income statement for 2003, the reversal of a write-down on a group receivable

has been taken up as a transaction of material significance in the operating result. It has arisen due to exchange rate fluctuations in the Parent Company's claim on Pricer Inc. A corresponding expense has been recognised as an exchange rate loss. As of 2004, these items are netted.

Consolidated financial statements

The consolidated financial statements have been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR1:00, Consolidated Financial Statements.

Subsidiaries in which the Parent Company directly or indirectly holds more than 50 per cent of the votes or otherwise controls the company's financial and operating management are reported according to the purchase method, with the exception of Pricer Communication AB.

Pricer Communication AB is consolidated according to the pooling method. Since Pricer Communication's ownership structure was basically identical to Pricer AB's, the company's owners eventually found it natural to integrate the business, which was essentially conducted by the same organisation.

Elimination of intra-group transactions

Intra-group receivables and liabilities and transactions between companies in the group, as well as the related unrealised profits, are eliminated in full.

Translation of foreign subsidiaries

The financial statements of Intactix, Pricer S.A., Pricer Inc. and Appulse Ltd have been translated according to the current method, since these subsidiaries are regarded as independent in accordance with the Swedish Financial Accounting Standards Council's recommendation RR8, Reporting of Change in Foreign Exchange Rates. For Appulse Ltd, the reporting currency is USD. Translation from INR to USD has been carried out according to the current method.

The current method means that all assets, provision and liabilities are translated at the closing day rate, while all items in the income statement are translated at the average rate of exchange during the year. Any translation differences are taken directly to shareholders' equity.

Pricer GmbH, which is now essentially dormant, has been classified as a so-called integrated entity and translated according to the monetary/non-monetary method.

Shareholder contributions

Shareholder contributions are reported according to the Urgent Issues Task Force's statement URA 7, Group and Shareholder Contributions. Shareholder contributions have thus been taken to shareholders' equity in the subsidiary and capitalised in the participations held by the Parent Company to the extent that no write-down is required.

Application of accounting principles

Presentation of financial statements

In accordance with the Swedish Financial Accounting Standards Council's recommendation RR22, Presentation of Financial Statements, the comparative information in the financial statements has been restated according to the requirements in the recommendation. Comments pertaining to the previous period or periods are provided when these are of significance in understanding the financial statements for the period under review.

Financial instruments

Since no prior period information is available, no comparison figures for supplementary information have been provided for earlier periods. Consequently, the comparison figures in the income statements and balance sheets have not been restated according to recommendation RR27, Financial Instruments: Disclosure and Presentation.

Disclosures on the period's acquisitions

No acquisitions have been made during the period.

Related parties

The Parent Company has related parties which exercise a controlling influence over their subsidiaries, see Note 12.

In connection with the new share issue that was decided in February 2005 and which is subject to approval by the Annual General Meeting, the company has signed subscription guarantee agreements with Grimaldi Industri AB and Sverre Hollie, among others. The representative for Grimaldi Industri AB is Salvatore Grimaldi, who is also Chairman of Pricer AB.

Board members of Pricer AB control 15 per cent of the votes in Pricer AB. For information about salaries and other remuneration, costs and commitments pertaining to pensions and similar benefits, severance pay agreements and loans to the Board of Directors and the CEO, see Note 1.

Events after the end of the financial year

Pricer has been chosen by Carrefour in Spain to deliver and install ESL systems during 2005. The order includes nine hypermarkets and the systems will be installed during 2005. The order is worth around SEK 15 M. Pricer has been chosen to install ESL systems in a full rollout for the French grocery retail chain Grand Frais. The total order value for 35 stores is SEK 5 M and installation will be carried out during 2005. Grand Frais is a retail concept for small, often centrally located, shops for fresh foods such as fruit, vegetables and meat.

To strengthen Pricer's liquidity and safeguard the company's financial capacity for ongoing operation and expansion, the Board of Directors has resolved to carry out a rights issue. The issue is conditional on the approval of the shareholders at the Annual General Meeting on 15 April 2005. The issue will give existing shareholders preferential rights to subscribe for one (1) new share for every three (3) old shares at a subscription price of SEK 0.50, and will enable the company to raise SEK 93 M before issue costs. To secure the company's liquidity until Pricer has received the proceeds of the issue, Nordea AB (publ) has provided a temporary credit commitment.

Note 1 Employees and personnel costs

Average number of employees

	2004		2003		2002	
		Of whom,		Of whom,		Of whom,
	Number	men	Number	men	Number	men
Parent Company						
Sweden	35	63%	32	65%	33	75%
Subsidiaries						
Sweden	2	100%	1	100%	–	–
USA	–	–	–	–	1	–
India	25	81%	6	46%	–	–
France	10	84%	3	83%	1	100%
Total Group	**72**	**72%**	**42**	**68%**	**35**	**74%**

Gender distribution in executive management

on balance sheet date	G 2004 % of women	G 2003 % of women	G 2002 % of women	PC 2004 % of women	PC 2003 % of women
Board	7%	7%	0%	20%	20%
Other senior executives	0%	8%	17%	0%	25%

Salaries, other remuneration and social security expenses

	G 2004	G 2003	G 2002	PC 2004	PC 2003
Board and CEO	5,080	4,534	4,093	4,322	4,309
(of which, bonus, etc.)	(1,250)	(1,250)	(1,278)	(1,250)	(1,250)
Other senior executives	3,843	4,162	3,031	2,041	2,697
(of which, bonus, etc.)	(868)	(608)	(578)	(320)	(438)
Other employees	20,354	14,669	13,560	14,366	11,793
(of which, bonus, etc.)	(865)	(47)	(1 097)	(503)	(29)
Total salaries and other remuneration	**29,277**	**23,365**	**20,684**	**20,729**	**18,799**
(of which, bonus, etc.)	**(2,983)**	**(1,905)**	**(2,953)**	**(2,073)**	**(1,717)**

Note 1, cont'd

Salaries, other remuneration and social security expenses

	G 2004	G 2003	G 2002	PC 2004	PC 2003
Social security expenses, Board and CEO	2,217	2,525	2,545	2,138	2,172
Social security expenses, other senior executives	1,918	1,996	1,511	1,160	1,388
Social security expenses, other employees	8,332	5,674	5,690	6,343	5,086
Total social security expenses	**12,467**	**10,195**	**9,746**	**9,641**	**8,646**

Salaries, other remuneration and social security expenses

	G 2004	G 2003	G 2002	PC 2004	PC 2003
Of which:					
Pension costs, Board and CEO	590	636	636	590	636
Pension costs, other senior executives	396	404	424	396	404
Pension costs, other employees	859	1,102	964	859	1,053

[1] The company's outstanding pension commitments to the Board and CEO amount to 0 (0).

Salary and remuneration by country, and breakdown between Board members, etc. and other employees

	2004		2003		2002	
	Board and CEO	Other employees	Board and CEO	Other employees	Board and CEO	Other employees
Parent Company						
Sweden	4,322	16,407	4,309	14,490	4,093	14,869
(of which, bonus, etc.)	(1,250)	(823)	(1,250)	(467)	(1,278)	(1,675)
Denmark	–	–	–	–	–	72
(of which, bonus, etc.)	–	–	–	–	–	–
Total Parent Company	**4,322**	**16,407**	**4,309**	**14,490**	**4,093**	**14,941**
Subsidiaries in Sweden	–	1,385	–	1,189	–	–
(of which, bonus, etc.)						
Subsidiaries abroad						
USA	–	174	–	–	–	642
(of which, bonus, etc.)		(5)				(–)
France	–	5,307	–	2,683	–	1,008
(of which, bonus, etc.)		(905)		(188)	–	(–)
India	758	924	225	469	–	–
Total subsidiaries	**758**	**7,790**	**225**	**4,341**	–	**1,650**
Total Group	**5,080**	**24,197**	**4,534**	**18,831**	**4,093**	**16,591**

Severance pay

During the year, the company signed a severance pay agreement with one member of the executive management. The agreement grants entitlement to compensation in the form of a monthly salary for a period of seven (7) months starting on 15 December 2004.

Sickness absence	Parent Company 1 Jan– 31 Dec. 2004	1 July– 31 Dec. 2003
Total sickness absence as a % of regular working hours	1.4 %	0.6 %
Share of total sickness absence lasting for 60 days or more	0.5 %	0.0 %
Sickness absence by gender:		
Men	1.9 %	0.7 %
Women	0.6 %	0.6 %
Sickness absence by age group:		
29 years or younger	0.4 %	1.1 %
30–49 years	0.6 %	0.4 %
50 years or older	7.2 %	0.8 %

Remuneration and benefits of senior executives

Remuneration principles

Remuneration to the members of the Board is paid according to the decision of the Annual General Meeting. The Board has authorised the Chairman to negotiate with the CEO regarding salary and other benefits. The salary and benefits of senior executives reporting directly to the CEO are determined by the CEO after consultation with the Chairman.

Remuneration and benefits

Directors' fees in the Parent Company amounted to SEK 220 (220) thousand, of which SEK 70 (70) thousand was paid to the Chairman. No other remuneration, aside from compensation for outlays, was paid to the Board.

Salary and remuneration to the CEO was expensed in a total amount of SEK 4,102 (4,088) thousand, including bonuses of SEK 1,250 (1,250) thousand. The CEO's bonus for 2004 was based to 50 per cent on the Group's sales and operating result and to 50 per cent on the fulfilment of individual goals set by the Chairman. Pension costs amounted to SEK 590 (636) thousand.

The CEO has pension insurance equivalent to 25 per cent of fixed cash salary. Furthermore, a supplementary healthcare insurance is paid. The CEO may retire at the age of 60 years at the earliest (CEO born in 1949). The CEO receives pension lifelong.

The Managing Director of the subsidiary Appulse Ltd was paid salary and remuneration amounting to a total of SEK 366 (225) thousand.

Salary and remuneration to the other senior executives in the Parent Company was expensed in a total amount of SEK 2,041 (2,697) thousand, including bonuses of SEK 320 (438) thousand, and from which severance pay has been deducted. For other senior executives, the bonus for 2004 was based to 50 per cent on the Group's sales and operating result and to 50 per cent on individual goals. Pension costs amounted to SEK 396 (404) thousand.

Other senior executives have pension insurance with varying premiums from the corresponding ITP plan with premiums not exceeding 20 per cent of fixed cash salary.

Salary and remuneration to other senior executives in the Group was expensed in a total amount of SEK 3,843 (4,162) thousand, of which bonuses of SEK 868 (608) thousand.

Between the CEO and the company, there is a mutual notice period of 6 months. Severance pay for 18 months is payable regardless of which party has terminated employment. Full salary and contracted pension benefits are paid during the notice period. For other senior executives, the period of notice is six to twelve months. In the event of termination by the company, salary is paid during the notice period.

For information about holdings of shares and warrants by the CEO, Board and other senior executives, page 44 and Note 16.

Loans to senior executives

No loans, guarantees or sureties have been issued on behalf of members of the Board or senior executives in the Group. There are no past or present business transactions between the company and members of its Board, Management or Auditors other than those described in this document.

Note 2 Net sales

	G 2004	G 2003	G 2002	PC 2004	PC 2003
Income from goods	222,605	59,450	70,791	212,349	57,347
Income from services	2,487	1,487	1,430	2,487	1,487
Royalty income	2,099	1,107	1,629	2,099	1,107
Total	**227,191**	**62,044**	**73,850**	**216,935**	**59,941**

Intra-group transactions

Of the Parent Company's total purchases and sales measured in SEK, 3 (2) per cent of the purchases and 43 (7) per cent of the sales refer to other companies in the entire corporate group to which Pricer belongs.

Note 3 Fees and remuneration to the auditors

	G 2004	G 2003	G 2002	PC 2004	PC 2003
Fees to KPMG					
Audit work	541	955	929	466	955
Other services	103	125	159	103	125
Fees to Michel Bohdanowicz in France					
Audit work	110	36	–		
Fees to Bholusaria Associates in India					
Audit work	5	11	–		
Other services	29	17	–		
Total	**788**	**1,144**	**1,088**	**569**	**1,080**

Note 4 Depreciation/amortisation of tangible and intangible assets

	G 2004	G 2003	G 2002	PC 2004	PC 2003
Depreciation/amortisation by class of asset					
Patent, license, industrial and marketing rights	2,572	2,605	2,679	2,241	2,241
Leasehold improvements	283	312	–	283	312
Plant and machinery	2,049	1,204	949	2,045	1,204
Equipment, tools, fixtures and fittings	837	527	621	513	418
Total	**5,741**	**4,648**	**4,249**	**5,082**	**4,175**

Note 4, cont'd

	G 2004	G 2003	G 2002	PC 2004	PC 2003
Depreciation/amortisation according to plan by function					
Cost of goods sold	3,125	2,615	2,861	2,741	2,225
Selling expenses	595	417	122	467	339
Administrative expenses	718	658	403	718	658
Research and development costs	1,303	958	863	1,156	953
Total	**5,741**	**4,648**	**4,249**	**5,082**	**4,175**

Note 5 Result from participations in group companies

	G 2004	G 2003	G 2002	PC 2004	PC 2003
Write-down of shares in Pricer Ishida Explorative Research (PIER) AB	–	–	–	–1,381	–5,015
Write-down of shares in/ claim on Pricer SA	–	–	–	–22,649	–
Write-down of shares in/ claim on Pricer Inc.	–	–	–	–10,710	–
Write-down of shares in Pricer Communication AB	–	–	–	–19	–288
Other write-downs	–	–	–	–	–21
Total	**–**	**–**	**–**	**–34,759**	**–5,324**

Note 6 Interest income and similar profit/loss items

	G 2004	G 2003	G 2002	PC 2004	PC 2003
Interest income	1,219	527	2,178	1,201	526
Interest income, group companies	–	–	–	2,442	1,885
Exchange rate gains	1,089	234	745	1,001	366
Total	**2,308**	**761**	**2,923**	**4,644**	**2,777**

Note 7 Interest expenses and similar profit/loss items

	G 2004	G 2003	G 2002	PC 2004	PC 2003
Interest expenses	–111	–76	–704	–58	–22
Exchange rate losses	–2,227	–3,108	–3,693	–1,990	–25,336
Other	–	–	–186	–	–
Total	**–2,338**	**–3,184**	**–4,583**	**–2,048**	**–25,358**

Note 8 Exchange rate differences with an effect on the operating result

	G 2004	G 2003	G 2002	PC 2004	PC 2003
Exchange rate differences with an effect on the operating result	–1,549	–304	–734	–1,549	–304
Financial exchange rate differences	–1,138	–2,874	–2,948	–989	–24,970
Total	**–2,687**	**–3,178**	**–3,682**	**–2,538**	**–25,274**

Note 9 Tax on result for the year

	G 2004	G 2003	G 2002	PC 2004	PC 2003
Tax on result for the year	–	–83	–	–	–
Total	–	–83	–	–	–

Non-reported deferred tax receivables
Deductible temporary differences and tax-based loss carryforwards for which no deferred tax receivables have been reported in the income statements and balance sheets:

	G 2004	G 2003	G 2002	PC 2004	PC 2003
Deductible temporary differences	569	373	791	569	373

SEK M	G 2004	G 2003	G 2002	PC 2004	PC 2003
Tax-based loss carryforwards	1,169	1,116	1,076	870	844

The tax-based loss carryforwards are mainly attributable to the Parent Company. The opportunities to fully utilise these loss carryforwards in Pricer Inc. are associated with some uncertainty as to the date and amount.

The deductible temporary differences expire within a period of one to five years. No deferred tax receivable has been reported for these items since it is not sufficiently probable that the loss carryforwards can be settled against future taxable profits.

Reconciliation of effective tax rate	%	1 Jan.–31 Dec. 2004	%	1 Jan.–31 Dec. 2003	%	1 Jan.–31 Dec. 2002
Group						
Result before tax		–52,023		–56,575		–46,526
Tax according to applicable tax rate for the Parent Company	28.0	14,566	28.0	15,841	28.0	13,027
Effect of other tax rates for foreign subsidiaries	1.1	565	2.4	1,380	2.8	1,300
Non-deductible expenses	–0.4	–226	–0.2	–131	–3.0	–1,404
Effect of issue expenses charged against shareholders' equity			2.0	1,138	11.4	5,290
Non-taxable income	0.8	408	0.5	278	6.4	2,977
Increase in loss carryforward without corresponding capitalisation of deferred tax	–29.4	–15,313	–32.8	–18,589	–45.6	–21,190
Reported effective tax	**0.0**	**0**	**–0.1**	**–83**	**0.0**	**0**
Parent Company						
Result before tax		–54,431		–47,563		
Tax according to applicable tax rate for the Parent Company	28.0	15,241	28.0	13,318		
Non-deductible expenses	–0.5	–280	–0.3	–131		
Effect of issue expenses charged against shareholders' equity			2.4	1,138		
Effect of write-down/write-back of previous write-down	–12.1	–6,561	8.2	3,913		
Non-taxable income	0.7	408	0.6	278		
Increase in loss carryforward without corresponding capitalisation of deferred tax	–16.2	–8,808	–38.9	–18,516		
Reported effective tax	**0.0**	**0**	**0.0**	**–**		

Note 10 Intangible assets

	G 2004	G 2003	G 2002	PC 2004	PC 2003
Patents and licenses					
Accumulated acquisition values					
Opening balance	35,394	37,015	38,080	31,893	31,893
Translation differences for the year	–319	–1,621	–1,065	–	–
	35,075	**35,394**	**37,015**	**31,893**	**31,893**
Accumulated amortisation according to plan					
Opening balance	–22,478	–21,097	–18,925	–20,687	–18,446
The year's amortization according to plan	–2,572	–2,605	–2,679	–2,241	–2,241
Translation differences for the year	196	1,224	507	–	–
	–24,854	**–22,478**	**–21,097**	**–22,928**	**–20,687**
Planned residual value, patents and licenses	**10,221**	**12,916**	**15,918**	**8,965**	**11,206**
Industrial rights					
Accumulated acquisition values					
Opening balance	12,344	14,974	18,088	–	–
Translation differences for the year	–143	–2,630	–3,114	–	–
	12,201	**12,344**	**14,974**	**–**	**–**

Note 10, cont'd

	G 2004	G 2003	G 2002	PC 2004	PC 2003
Accumulated amortisation according to plan					
Opening balance	−12,344	−14,974	−18,088	–	–
Amortisation for the year	–	–	–	–	–
Translation differences for the year	143	2,630	3,114	–	–
	−12,201	**−12,344**	**−14,974**	–	–
Planned residual value, industrial rights	–	–	–	–	–
Marketing rights					
Accumulated acquisition values					
Opening balance	211,414	256,458	309,784	–	–
Translation differences for the year	−2,453	−45,044	−53,326	–	–
	208,961	**211,414**	**256,458**	–	–
Accumulated amortisation according to plan					
Opening balance	−211,414	−256,458	−309,784	–	–
Amortisation for the year	–	–	–	–	–
Translation differences for the year	2,453	45,044	53,326	–	–
	−208,961	**−211,414**	**−256,458**	–	–
Planned residual value, marketing rights	–	–	–	–	–

Note 11 Tangible assets

	G 2004	G 2003	G 2002	PC 2004	PC 2003
Leasehold improvements					
Accum. acquisition values					
Opening balance	857	–	–	857	–
Reclassifications	–	857	–	–	857
Sales and disposals	–	–	–	–	–
Acquisitions	–	–	–	–	–
	857	**857**	–	**857**	**857**
Accumulated depreciation according to plan					
Opening balance	−312	–	–	−312	–
Sales and disposals	–	–	–	–	–
Depreciation for the year	−283	−312	–	−283	−312
	−595	**−312**	–	**−595**	**−312**
Planned residual value, leasehold improvements	**262**	**545**	–	**262**	**545**
Plant and machinery					
Accum. acquisition values					
Opening balance	21,091	19,840	18,046	21,091	19,840
Acquisitions	4,230	2,175	1,794	4,186	2,175
Sales and disposals	−8,325	−67	–	−8,325	−67
Reclassifications	–	−857	–	–	−857
	16,996	**21,091**	**19,840**	**16,952**	**21,091**
Accumulated depreciation according to plan					
Opening balance	−18,195	−17,017	−16,068	−18,195	−17,017
Sales and disposals	8,325	26	–	8,325	26
Depreciation for the year	−2,049	−1,204	−949	−2,045	−1,204
	−11,919	**−18,195**	**−17,017**	**−11,915**	**−18,195**
Planned residual value, plant and machinery	**5,077**	**2,896**	**2,823**	**5,037**	**2,896**

Note 11, cont'd.

	G 2004	G 2003	G 2002	PC 2004	PC 2003
Equipment, tools, fixtures and fittings					
Accum. acquisition values					
Opening balance	10,697	10,022	9,631	10,156	9,736
Acquisitions	2,605	642	408	1,863	420
Acquisition of subsidiary	–	95	–	–	–
Sales and disposals	−4,236	−2	–	−4,236	–
Translation differences for the year	−4	−60	−17	–	–
	9,062	**10,697**	**10,022**	**7,783**	**10,156**
Accumulated depreciation according to plan					
Opening balance	−9,791	−9,269	−8,656	−9,574	−9,156
Acquisition of subsidiary	–	−6	–	–	–
Sales and disposals	4,236	1	–	4,236	–
Depreciation for the year	−837	−527	−621	−513	−418
Translation differences for the year	–	10	8	–	–
	−6,392	**−9,791**	**−9,269**	**−5,851**	**−9,574**
Planned residual value, equipment, tools, fixtures and fittings	**2,670**	**906**	**753**	**1,933**	**582**

The Group has operating leases of minor financial significance for cars and other technical equipment. All leases are signed on normal market-based terms. The Group's leases for rented premises are entered into on normal market-based terms. The Group's leases pertain primarily to the Parent company's premises, for which the current lease will expire on 31 July 2005. The lease cost for the Parent Company's premises in 2004 amounted to SEK 1,680 thousand.

Future minimum leasing charges attributable to non-terminable operating leases fall due for payment as follows:

	G 2004	G 2003	G 2002	PC 2004	PC 2003
Within one year	1,352	1,875	1,817	1,031	1,875
Between 1 and 5 years	454	985	2,867	377	985

Note 12 Participations in group companies

	G 2004	G 2003	G 2002	PC 2004	PC 2003
Participations in group companies					
Accum. acquisition values					
Opening balance	–	–	–	659,902	654,710
Acquisitions	–	–	–	–	244
Shareholder contribution, PIER AB	–	–	–	1,381	5,013
Shareholder contribution, Pricer Inc. [1]				105,029	
Shareholder contribution, Pricer SA				18,915	
Sales	–	–	–	–	–65
	–	–	–	785,227	659,902
Write-downs					
Opening balance	–	–	–	–653,881	–648,557
Write-downs for the year [1]	–	–	–	–125,344	–5,324
	–	–	–	–779,225	–653,881
Book value, participations in group companies	–	–	–	6,002	6,021

[1]The shareholder contribution refers to conversion of a previously written-down receivable, which is why the write-down has not affected the net result for the year.

	G 2004	G 2003	G 2002	PC 2004	PC 2003
Participations in associated companies					
Accum. acquisition values					
Opening balance	–	160	160	–	160
Sale	–	–160	–	–	–160
	–	0	160	–	0
Accumulated write-downs					
Opening balance	–	–160	–160	–	–
Write-downs	–	–	–	–	–156
Reversal of write-down	–	160	–	–	156
	–	0	–160	–	0
Book value, participations in associated companies	–	0	0	–	0

Specification of Parent company shareholdings and participations in group companies: Group company/Corp.reg.no./Registered office	% of shares	No. of shares/ participations	Currency	Book value
Pricer Inc., Dallas, USA	100	223,000	USD	0
Pricer S.A., Paris, France	100	2,500	EUR	338
Pricer Communication AB, 556450-7563, Sollentuna, Sweden	100	100,000	SEK	4,985
Intactix International, Inc., Irving, Texas, USA	100		USD	0
Intactix International Gmbh, Hamburg, Germany	100		DEM	0
Pricer Intactix BV, Hoorn, The Netherlands	100	400	EUR	0
Pricer Intactix International South Africa Pty Ltd, Johannesburg, South Africa	100	100	ZAR	0
Pricer Ishida Explorative Research (PIER) AB, 556454-7098, Sollentuna, Sweden	50	130	SEK	65
Appulse Retail Software Solutions Pvt Ltd, New Dehli, India	51	36,735	INR	244
Dormant companies				370
				6,002

Note 13 Inventories

	G 2004	G 2003	G 2002	PC 2004	PC 2003
Raw materials and consumables	173	655	3,418	173	655
Finished goods and goods for resale	6,851	9,965	6,766	6,371	9,883
Goods in transit	5,788	–	–	3,600	–
Total	**12,812**	**10,620**	**10,184**	**10,144**	**10,538**

(The total inventory is stated at acquisition value)

Note 14 Deferred expenses and accrued income

	G 2004	G 2003	G 2002	PC 2004	PC 2003
Rents	143	255	282	122	255
Product-related expenses	1,583	783	–	1,045	783
Other	331	335	192	291	305
Accrued interest income	–	302	1,220	–	302
Total	**2,057**	**1,675**	**1,694**	**1,458**	**1,645**

Note 15 Short-term investments

	G 2004		PC 2003	
	Market value or similar	Book value	Market value or similar	Book value
Fixed-interest investment	674	674	–	–
Money market fund	–	–	–	–
Total	**674**	**674**	**–**	**–**

Financial policy

The Group's operations are exposed to various types of financial risk arising as a result of fluctuations in earnings and cash flow due to movements in exchange and interest rates, as well as credit risks.

The Group's policy for management of financial risks has been formulated and adopted by the Board of Directors and provides a framework of rules and guidelines in the form of risk mandates and limits for finance operations. Responsibility for the Group's financial transaction's and risks is handled centrally by the Parent Company. The overall objective of the finance function is to provide cost-effective financing and to minimise the negative effects of market fluctuations on the Group's results.

Currency policy and risk

The Group is exposed to different types of currency risk. The primary exposure refers to buying and selling of foreign currencies, where risk can arise due to exchange rate movements for financial instruments, customer or supplier invoices, as well as currency risk in anticipated or contracted payment flows, known as transaction exposure. Currency risk also arises in translation of the assets and liabilities of foreign subsidiaries to the Parent Company's functional currency, known as translation exposure. It has not been the company's policy to hedge translation exposure in foreign currencies.

The Group's payment flows in 2004 were principally denominated in USD, EUR and SEK. In 2004, a significant share of sales was denominated in a different currency than expenses. Around 50 (77) per cent of sales were invoiced in USD and 45 (10) per cent in EUR, while 70 (37) per cent of expenses were in USD, 25 (55) per cent in SEK and 5 (5) per cent in EUR.

Pricer hedged a certain share of sales in 2004 through forward agreements, but had no such hedges on the balance sheet date.

Financial credit risk

Investments in financial instruments entail a risk that the counterparty will be unable to fulfil its obligations. Pricer seeks to limit these risks by investing temporary excess liquidity only in instruments issued by institutions with the highest credit ratings and with established banking connections.

Credit risks in accounts receivable

The Group carries out credit assessment of its customers, whereby information about the customers' financial position is ordered from credit reporting agencies. The Group has drawn up a credit policy for granting of customer credits. This policy provides instructions for granting of credits and provisions for bad debts and stipulates the decision-making levels for various credit limits.

The value of outstanding accounts receivable at year-end amounted to SEK 69 M. Provisions for expected future losses are regularly assessed and amounted to SEK 0.3 M at 31 December 2004. In a historical perspective, losses on accounts receivables have been low in Pricer.

Fair value

Financial instruments such as liquid assets, accounts receivable, accounts payable and participations in associated companies are considered to be reported at fair value. The book value has been considered to represent a reasonable estimation of market value.

Note 16 Shareholders' equity

The number of shares at 31 December 2004 was 560,434,841, each with a par value of SEK 0.10. Class A and B shares are distributed as follows:

Share class	No. of shares	Votes per share	No. of votes
Serie A	2,306,312	5	11,531,560
Serie B	558,128,529	1	558,128,529
Total number of shares	**560,434,841**		**569,660,089**

The following warrants, granting the right to subscribe for a corresponding number of new class B shares were issued by Pricer AB on 31 December 2004:

Date	Programme	Expiration date	No. of shares	Exercise price
Apr.'02	T07B	20 April 2005	3,000,000	1,80[1]

[1] Subscribed for by Pricer Communication AB, after which the warrants were offered to employees in the Pricer Group.

The market value of the warrants has been calculated according to the Black & Scholes method and is based on the average final price paid for the company's class B share on the O list of the Stockholm Stock Exchange during a period of two weeks prior to establishment of the warrant programme.

The Board of Directors has assessed that the market valuation of the subscription warrants has been carried out on market-based terms.

Note 17 Provisions

Warranty provisions	G 2004	G 2003	G 2002	PC 2004	PC 2003
Reported value, opening balance	3,855	6,624	9,691	3,855	6,624
Provisions during the year	3,535	1,067	1,767	3,535	1,067
Amount utilised during the year	–1,657	–2,780	–3,442	–1,657	–2,780
Unutilised amount reversed during the year	–1,513	–1,056	–1,392	–1,513	–1,056
Reported value, closing balance	**4,220**	**3,855**	**6,624**	**4,220**	**3,855**
Amount in which provisions are expected to be paid after more than twelve months	1,955	2,300	3,442	1,955	2,300

Other provisions	G 2004	G 2003	G 2002	PC 2004	PC 2003
Reported value, opening balance	746	746	178	746	746
Provisions during the year	639	–	568	–	–
Amount utilised during the year	–	–	–	–	–
Unutilised amount reversed during the year	–7	–	–	–7	–
Reported value, closing balance	**1,378**	**746**	**746**	**739**	**746**
Amount in which provisions are expected to be paid after more than twelve months	739	746	746	739	746

Note 18 Accrued expenses and deferred income

	G 2004	G 2003	G 2002	PC 2004	PC 2003
Accrued vacation pay	2,179	2,008	1,596	1,855	2,008
Accrued salaries	4,175	2,899	3,665	3,409	2,899
Social security expenses	1,918	1,472	526	1,389	898
Restructuring charges	–	1,060	1,641	–	1,060
Wind-up costs, Intactix	4,156	4,689	6,751	–	–
Accrued consulting fees	2,860	462	1,874	2,436	462
Other accrued expenses	619	2,491	5,307	415	2,347
Total	**15,907**	**15,081**	**21,360**	**9,504**	**9,674**

Note 19 Pledged assets

	G 2004	G 2003	G 2002	PC 2004	PC 2003
To secure own liabilities and provisions					
Floating charge	15,800	10,533	33,725	15,800	10,533
Bank accounts	4,079	200	200	4,047	200
Total	**19,879**	**10,733**	**33,925**	**19,847**	**10,733**
Other pledged assets and collateral					
Bank guarantee	–	544	–	–	544
Total	**19,879**	**11,277**	**33,925**	**19,847**	**11,277**

The floating charge is a general security agreement.

Note 20 Segment reporting

All income in the Group and the Parent Company refers to the ESL system.

The primary basis for segmentation consists of business segments. *The Group works with only one business segment.*

The secondary segmentation consists of geographical segments. Net sales refer only to external sales.

Net sales by geographical market	G 2004	G 2003	G 2002	PC 2004	PC 2003
Nordic countries	14,103	6,705	13,892	14,103	6,705
Rest of Europe	116,572	19,869	24,443	15,997	17,766
Asia	89,732	33,346	35,298	89,732	33,346
Other markets	6,784	2,124	217	5,051	2,124
Total	**227,191**	**62,044**	**73,850**	**124,883**	**59,941**

Remaining sales in the Parent Company 2004 refers to group companies.

Note 20, cont'd

Assets by geographical market	G 2004	G 2003	G 2002	PC 2004	PC 2003
Nordic countries	148,995	141,300	134,137	140,845	129,724
Rest of Europe	50,336	4,523	1,252	–	–
Asia	2,784	1,066	–	–	–
Other markets	5,879	6,416	9,303	–	–
Total	**207,994**	**153,305**	**144,692**	**140,845**	**129,724**

Investments by geographical market	G 2004	G 2003	G 2002	PC 2004	PC 2003
Nordic countries	6,118	2,595	1,996	6,063	2,595
Rest of Europe	219	56	206	–	–
Asia	515	166		–	–
Other markets	–	–		–	–
Total	**6,852**	**2,817**	**2,202**	**6,063**	**2,595**

Sollentuna, 23 March 2005

Salvatore Grimaldi
Chairman

Göran Lindén   Margareta Norell Bergendahl   Michael S Juuhl

Jan Forssjö
Chief Executive Officer

Our audit report was submitted on 24 March 2005.
KPMG Bohlins AB

Kari Falk
Authorised Public Accountant

The income statements and balance sheets of the Parent company and the Group will be adopted by the Annual General Meeting on 15 April 2005.

Audit report

To the Annual General Meeting of Pricer AB (publ)
Corporate registration number 556427-7993

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the Managing Director of Pricer AB (publ) for 2004. These accounts and the administration of the company and the application of the Annual Accounts Act when preparing the annual accounts and the consolidated accounts are the responsibility of the Board of Directors and the Managing Director. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted accounting standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the Managing Director when preparing the annual accounts and consolidated accounts, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from responsibility, we examined significant decisions actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any Board member or the Managing Director. We also examined whether any Board member has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act, and thus provide a true and fair picture of the group's and the company's financial position and results of operations in accordance with generally accepted accounting standards in Sweden. The statutory administration report is consistent with the other parts of the annual accounts and the consolidated accounts.

We recommend to the Annual General Meeting that the profit and loss account and the balance sheet of the Parent Company and the Group be adopted, that the profit for the Parent Company be dealt with as proposed in the Administration Report and that the members of the Board of Directors and the Managing Director be discharged from liability for the financial year.

Stockholm, 24 March 2005
KPMG Bohlins AB

Kari Falk
Authorised Public Accountant

Five-year summary

All amounts in SEK M unless otherwise stated	2004	2003	2002	2001	2000[1]
INCOME STATEMENT DATA					
Net sales, Pricer ESL system	227.2	62.0	73.9	36.4	29.9
Net sales, Intactix software	–	–	–	–	53.0
Cost of goods sold	–196.9	–48.2	–59.9	–31.8	–37.0
Gross profit	**30.3**	**13.8**	**14.0**	**4.6**	**45.9**
Selling expenses	–24.2	–22.6	–22.9	–27.2	–61.1
Administrative expenses	–30.3	–21.5	–21.2	–46.3	–66.7
Research and development costs	–27.8	–24.6	–14.7	–16.8	–19.6
Share in profit/loss of associated company	–	0.0	–	–	–
Items affecting comparability	–	–	–	–	–200.2
Amortisation of goodwill, marketing and industrial rights	–	–	–	–	–16.8
Operating result	**–52.0**	**–54.9**	**–44.8**	**–85.7**	**–318.5**
Net financial items, incl. items affecting comparability	0.0	–1.7	–1.7	41.2	10.7
Result after net financial items	**–52.0**	**–56.6**	**–46.5**	**–44.5**	**–307.8**
Tax	–	–0.1	–	–	0.3
Minority share in result for the year	2.6	4.3	–	–	–
Net result for the year	**–49.5**	**–52.4**	**–46.5**	**–44.5**	**–307.5**
BALANCE SHEET DATA					
Intangible assets	10.2	13.0	15.9	19.2	21.7
Tangible assets	8.0	4.3	3.6	2.9	3.9
Inventories	12.8	10.6	10.2	12.8	6.5
Accounts receivable	69.1	13.8	16.7	7.3	7.8
Cash and bank balances, short-term investments	42.5	66.4	70.5	72.8	169.2
Other current assets	10.5	19.0	10.3	5.4	5.9
Total assets	**153.2**	**127.1**	**127.2**	**120.4**	**215.0**
Shareholders' equity	91.8	87.4	88.0	43.2	89.6
Minority interest	1.6	1.9	–	–	–
Provisions	5.6	4.6	7.4	9.7	13.7
Liabilities	54.2	33.2	31.8	67.5	111.7
Total shareholders' equity and liabilities	**153.2**	**127.1**	**127.2**	**120.4**	215.0

[1] Including Intactix for the first quarter of the year, apart from calculation of the average number of employees.

All amounts in SEK M unless otherwise stated	2004	2003	2002	2001	2000[1]
CASH FLOW DATA					
Result after net financial items	–52.0	–56.6	–46.5	–44.5	–307.9
Adjustment for non-cash items, etc.	7.0	5.6	6.2	–37.2	224.6
Change in working capital	–27.4	–0.8	–29.7	10.5	–10.4
Cash flow from operating activities	–72.4	–51.8	–70.0	–71.2	–93.7
Net investments	–6.9	–2.4	–2.2	–1.1	–2.3
Change in loan financing	–	–	–21.3	–21.3	–
Change in shareholder financing	54.3	44.6	91.1	–	–
Change in other financing [2), 3)]	1.4	6.2	0.3	–5.6	137.0
Change in liquid assets	–23.6	–3.4	–2.1	–99.2	41.0
KEY RATIOS					
Capital					
Working capital	32.6	5.6	–2.0	–30.4	–30.3
Capital employed	50.8	22.9	17.5	–8.3	–22.9
Acid-test ratio, %	204	259	250	111	362
Net loan debt	–42.5	–66.4	–70.5	–51.5	–112.4
Financial					
Equity ratio, %	61	70	69	36	42
Net debt/equity ratio, multiple	–0.46	–0.76	–0.80	–1.19	–1.25
Margin					
Operating margin, %	–23	–88	–61	–235	–143
Net margin, %	–22	–84	–63	–122	–371
Capital turnover rate, multiple	6.16	3.12	16.07	–2.33	0.57
Return					
Return on capital employed, %	–141	–271	–974	–549	–221
Return on equity, %	–58	–65	–71	–67	–130
Other					
Orders received per 31 December	131	185	259	337	26
Average number of employees	72	42	35	44	45
Number of employees at year-end	99	51	32	43	46
Total payroll	29	23	21	36	60

1) Including Intactix for the first quarter of the year, apart from calculation of the average number of employees.
2) Including liquid assets from acquired and divested businesses of SEK –16.2 M in 2000.
3) Liquid assets from subscription warrants to employees.

Corporate governance

Board of Directors

In 2004 the Board of Pricer AB consisted of five members, including the CEO. The Annual General Meeting on 13 May 2004 re-elected Salvatore Grimaldi, Göran Lindén, Margareta Norell Bergendahl and the CEO Jan Forssjö. Michael S Juuhl was elected to succeed Martin Bjäringer. At the subsequent statutory meeting, Salvatore Grimaldi was re-elected as Chairman of the Board.

Work of the Board of Directors

A procedural plan has been adopted to regulate the work of the Board of Directors. Among other things, the procedural plan stipulates the division of responsibilities between the Board and the CEO, the CEO's powers and duties, cooperation with the company's auditors, internal reporting and the items of business to be taken up at board meetings.

The Board has overall responsibility for the company's organisation and administration of the company's affairs. Furthermore, the Board is responsible for

- ensuring that Pricer's organisation is structured in such a way that the company's accounting procedures, financial management and other financial circumstances can be monitored and supervised in a satisfactory manner,
- continuous monitoring of the company's financial situation,
- issuing written instructions for financial reporting,
- issuing written instructions for the work of the CEO,
- establishing of information and finance policies for the company.

The Chairman of the Board has overall responsibility for overseeing the work of the Board and ensuring that the Board fulfils its obligations.

The CEO is responsible for day-to-day management of the company according to the Board's guidelines, the CEO's instructions and instructions regarding financial reporting to the Board.

Board meetings

The Board of Directors normally meets four times per year, coinciding with the publication of interim reports and the year-end report.

Aside from the regular meetings and statutory meeting during 2004, an additional meeting was held in January 2004 and one meeting by telephone in September 2004. All meetings were held at the company's head office in Sollentuna. Attendance is presented in the following table. Gunnar Mattsson (born in 1964), Advokatfirman Lindahl, Uppsala, served as secretary of the Board.

Board remuneration

The amount of board remuneration has been resolved by the Annual General Meeting and is presented in the following table. Aside from these fees, no other remuneration or financial instruments have been provided or made available aside from compensation for outlays.

Board attendance and fees

	No. of meetings attended	Board fees	Other remuneration and benefits
Number of meetings	7		
Salvatore Grimaldi (Chairman)	7	70,000	0
Göran Lindén	5	50,000	0
Margareta Norell Bergendahl	7	50,000	0
Jan Forssjö (CEO)	7	0	See note 1
Michael S Juuhl (2004/2005)	4	0	0
Martin Bjäringer (2003/2004)	3	50,000	0

Agenda

According to the Board's procedural plan, the following items of business are to be dealt with at all regular Board meetings:

- appointment of a secretary and minutes-checker other than the Chairman,
- review and approval of the previous minutes,
- the company's earnings and financial position,
- payment of taxes and fees,
- reports,
- matters for decision,
- the date of the next meeting.

The CEO and the Chairman together draw up the agenda for each Board meeting and determine the requisite decision-making data and documentation for the matters at hand. Other Board members may request that a certain matter be included on the agenda.

Prior to each regular Board meeting, the CEO provides the Board with a written status report covering at least the following points – market, sales, production, research & development, accounting & finance, personnel and quality.

Important matters during the year

Aside from regular follow-up and planning of operations in 2004, the Board has devoted considerable attention to:

- Strategic discussions and decisions regarding prioritisation of markets and customers.
- Margin optimisation measures such as cost-reducing product development.
- The company's liquidity and financing.

Other significant matters for discussion were remuneration issues, the nomination committee, evaluation of the CEO's performance and reinforcement of the organisation.

In 2004, the Board of Directors has adopted a revised procedural plan including reporting instructions and CEO's instructions, an information policy and a finance policy.

Committees

Every year, a nomination committee is appointed by the Board, to be convened by the Chairman. In connection with the year-end report, at the latest, the members of the committee are made public, after which any shareholders who so desire are free to contact the committee with their views on the composition of the Board. No compensation is paid for work on the committee.

Prior to the Annual General Meeting on 15 April 2005, the committee consists of Salvatore Grimaldi, Tedde Jeansson Jr. and Michael S Juuhl. Proposals from individual shareholders can be sent to the committee chairman via Pricer's head office.

No separate audit and remuneration committees have been set up, since these matters are dealt with by the entire Board of Directors.

Articles of Association

The Articles of Association can be viewed on Pricer's website. The current Articles of Association were adopted by the Annual General Meeting on 22 May 2003.

Annual General Meeting

The Annual General Meeting was held at Pricer's head office on 13 May 2004, and was attended by some 50 shareholders representing 23 per cent of the votes in the company. Lawyer Gunnar Mattsson was elected as Chairman of the Meeting. The resolutions adopted at the AGM are posted on the company's website. The AGM was followed by a tour of the premises with stations highlighting various themes.

Meetings of the Executive Management

Pricer's Executive Management normally meets every other week, with the meetings lasting between three and six hours. In 2004 the Executive Management held 24 minuted meetings. Furthermore, a financial review is carried out every month and more in-depth evaluation and strategic planning at least once a year.

Important matters during the year

A significant portion of the Executive Managements discussions during the year have been devoted to:

- Reliability of customer deliveries
- Strategic decisions and priorities for early-stage customer contacts and pilot installations
- Cost savings and margin improvements
- Follow-up of development projects
- Quality management and process improvements
- Competence development, organisational changes and recruitment of new staff

Remuneration to the CEO and Executive Management

The Chairman has been authorised by the Board to reach agreements with the CEO regarding salary and other benefits. The principles for this and the outcome for 2004 are reported in Note 1 on page 32. Remuneration to executives directly subordinate to the CEO is decided by the CEO in consultation with the Chairman. Pricer has no warrant programmes directed expressly to senior executives.

Internal control

Powers and duties are delegated by the Board and CEO to the departmental managers and other executives in the organisation according to the company's management and operational plan as stated in the quality manual. The financial responsibilities following from the above delegation are stipulated in the rules for payment authorisation.

A budget is drawn up every year. Outcome against budget is followed up on a monthly basis, and every quarter a forecast is prepared for the full year and rolling 12 months forward. The responsible executives analyse and comment on any variances. The Executive Management is represented in the various units in the Group, where the CEO commonly serves as Chairman of the Board or similar. Regular board meetings or similar are held in the subsidiaries to monitor operations.

In order to facilitate control, the subsidiaries follow a set of monthly reporting instructions issued by the Parent Company. In 2005 the Group will implement a new business system, Jeeves, to increase the uniformity and accessibility of the underlying data.

Internal audit

Due to its size Pricer has chosen not to set up an independent internal audit unit. Internal control is maintained through joint instructions and systems and through the preparation of monthly accounts and reconciliation against budget. Furthermore, a close dialogue and contact are maintained between the Parent Company and other units in the Group.

Auditors

The company's auditors personally report to the Board their observations on the annual report and the company's internal control. In 2004 the auditors also reviewed the mid-year report. The auditors maintain continuous contact with Pricer's CEO and CFO with regard to various matters.

Board of Directors







Salvatore Grimaldi
Born in 1945
Chairman
Other assignments: Chairman and Managing Director of companies in the Grimaldi Industri Group.
Board member of Direct Försäkringsmäklarna i Västerås AB.
Chairman of the Federation of Private Enterprises.
Employed by other listed company: No
Board member since: 1998 (Chairman since 2002)
A shares: 2,110,600
B shares: 75,829,771
Warrants: 0
Dependent according to listing agreement with Stockholm Stock Exchange.

Göran Lindén
Born in 1944
Education: B.Sc.
Other assignments: Board member of Castellum AB, Arca System AB, Gurlitta AB, Flodins Filter AB, Insplanet AB, ACT AB, Västanå Slott AB and Procordias Pension Fund.
Board member of Alpha Sweden AB, Cycleurope AB and Wicander Förvaltning AB.
Employed by other listed company: No
Board member since: 1998 (Chairman 1998–2002)
A shares: 0
B shares: 83,332
Warrants: 0
Dependent according to listing agreement with Stockholm Stock Exchange.

Margareta Norell Bergendahl
Born in 1951
Education: M.Sc.Eng. and Ph.D. Eng.
Other assignments: Board member of Getinge AB, Hotell Birger Jarl AB and VINNOVA.
Employed by other listed company: No
Board member since: 2003
A shares: 0
B shares: 13,000
Warrants: 0
Independent according to listing agreement with Stockholm Stock Exchange.

Michael S Juuhl
Born in 1974
Education: M.B.A.
Other assignments: Chairman of Hyperlink Media AS.
Board member of AquaFence AS.
Employed by other listed company: No
Board member since: 2004
A shares: 0
B shares: 0
Warrants: 0
Independent according to listing agreement with Stockholm Stock Exchange

Jan Forssjö
Born in 1949
CEO
Education: M.B.A.
Employed by other listed company: No
Board member since: 2001
A shares: 0
B shares: 383,332
Warrants: 200,000 T07B
Dependent according to listing agreement with Stockholm Stock Exchange

AUDITORS
The Annual General Meeting on 13 May 2004 elected the auditing firm of KPMG Bohlins AB, with Authorised Public Accountant Kari Falk (1952) as principal auditor, to serve as the company's auditors until the end of the AGM for 2008. Kari Falk has been Pricer's principal auditor since 2000 and deputy auditor since 1998.

Executive Management







Jan Forssjö
Born in 1949
CEO
Education: M.B.A.
Employed since: 2001
A shares: 0
B shares: 383,332
Warrants: 200,000 T07B

Harald Bauer
Born in 1957
CFO
Education: M.B.A.
Employed since: 2004 and 1998–2000
A shares: 0
B shares: 47,500
Warrants: 0

Håkan Jonsson
Born in 1961
Vice President, Production and Acting Vice President, R&D as of February 2005.
Education: Upper Secondary Engineer
Employed since: 2001
A shares: 0
B shares: 16,666
Warrants: 50,000 T07B

Björn Nilsson
Born in 1964
Vice President, R&D until February 2005, thereafter Vice President, Product Management
Education: B. Sc. Engineering
Employed since: 1992
A shares: 0
B shares: 2,731
Warrants: 150,000 T07B

Charles Jackson
Born in 1963
General Manager and Vice President, Sales & Marketing
Education: B. Sc. Business Administration
Employed since: 2002
A shares: 0
B shares: 0
Warrants: 150,000 T07B

Shareholder information

Annual General Meeting

The Annual General Meeting of Pricer AB will be held at 1:00 p.m. on Friday, 15 April 2005, at the company's head office, Bergkällavägen 20–22, SE-192 79 Sollentuna, Sweden.

In order to participate in the AGM, shareholders must be entered in the share register maintained by VPC AB (the Swedish Securities Register Centre) by 5 April, and must notify the company of their intention to participate no later than 4:00 p.m. on 12 April. Shareholders whose shares are held in the name of a trustee must temporarily re-register the shares in their own names well ahead of 5 April.

Notification can be made as follows:

- By e-mail: info@pricer.com
- By fax: +46 8-505 582 01
- By telephone: +46 8-505 582 00
- By mail: Pricer AB, Bergkällavägen 20–22, SE-192 79 Sollentuna, Sweden.

The notification should include the shareholders' name, social security/corporate registration number, address and telephone number, registered shareholding and, when appropriate, the names of any assistants.

The nomination committee, consisting of Salvatore Grimaldi, Tedde Jeansson Jr. and Michael S. Juuhl, can be contacted via the company's head office. Shareholders wishing to request items to be taken up on the agenda should contact Maria Pettersson, +46 8-505 582 04, ir@pricer.com.

Proposed dividend

The Board proposes that no dividend be paid for the financial year 2004.

Financial calendar

The company publishes quarterly financial reports. In 2005 these dates are as follows:

Interim report January-March	12 May 2005
Interim report January–June	25 August 2005
Interim report January–September	17 November 2005
Year-end report	16 February 2006

Information channels

Pricer's website www.pricer.com is a vital information channel through which the company presents press releases, interim reports, annual reports, share price data and the quarterly newsletter Pricer News. To sign up for an e-mail news subscription, visit the website. Printed materials can be ordered from the company. For other information, contact info@pricer.com



Investor Relations
Maria Pettersson
Telephone: +46 8 505 582 04
ir@pricer.com

Distribution of the annual report

The annual report is distributed to the principal shareholders and any other shareholders who have so requested. A digital version can be viewed or downloaded at www.pricer.com. The printed version can be ordered from the website of the Stockholm Stock Exchange, via nationwide newspapers or directly from the company.

History

1991
Pricer is founded in June and development of the first ESL system begins.

1993
The first Pricer system is installed for the ICA supermarket chain in Sweden.

1994
Pilot orders are received from several international customers, such as Metro in Germany.

1995
The pilot order from Metro leads to a contract for installations in 53 Metro stores in Germany.

1996
Pricer is introduced on the O list of the Stockholm Stock Exchange.

1997
Pricer acquires Intactix, a provider of systems for retail space management. A partnership is established with Telxon, a supplier of wireless and portable tele-transaction computers and systems. Metro installs its first systems.

1998
Collaboration with Ishida of Japan is initiated.

1999
Deliveries to the Metro stores are completed.

2000
Intactix is sold to US-based JDA Software Group.

2001
Pricer's partner Ishida in Japan places significant order.

2002
A large-scale action programme is launched to restructure and streamline operations for increased customer focus.

2003
The development company PIER AB is formed. Pricer acquires a majority holding in the software company Appulse Ltd in India. StoreNext is a new partner in the US market.

2004
Pricer wins a major order from the French chain Carrefour. Via Ishida, Pricer is awarded a sizeable contract by Ito-Yokado in the Japanese market. IBM is another new partner in the US market.

Copy and production: Pricer in collaboration with Hallvarsson & Halvarsson.
Graphic design: Hallvarsson & Halvarsson, cover Progrezzo. Photos: Sussi Petersson
Translation: Gail Hallberg. Repro and printing: db grafiska, Örebro, March 2005.

R 1,5

R 0,75

23,9 ±0,1

22±0,05

1±0,05

35°

0,92

R0,15

(0,95 ±0,05)

R 0,5

A
10:1



Pricer AB (Head office)
Bergkällavägen 20–22
SE-192 79 Sollentuna
Sweden
Telephone: +46 8 505 582 00
Fax: +46 8 505 582 01

PIER AB address as above

Pricer S.A.
3, Parc Ariane – Bat. Saturne
78280 Guyancourt
France
Telephone: +33 1 61 08 40 20
Fax: +33 1 61 08 40 30

Pricer Inc.
250 West 34th Street
Suite 3600
New York, NY 10119
USA
Telephone: +1 212 835 1515
Fax: +1 212 849 6901

Appulse Retail Solutions Pvt. Ltd.
593 Udyog Vihar – Phase V
Gurgaon-122016 HR
India
Telephone: +91 124 5019609
Fax: +91 124 2399810
www.appulse.com

www.pricer.com